As filed with the Securities and Exchange Commission on May 15, 2023

Registration No. 333-253492

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

Post-Effective Amendment No. 2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LITHIUM CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	4899	98-0530295
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1031 Railroad St, Suite 102B.,

Elko, Nevada 89801

(775) 410-5287

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Nevada Agency and Transfer Company

50 West Liberty Street Suite 880,

Reno, Nevada, 89501

(775) 322-0626

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

with copies to

Macdonald Tuskey Corporate & Securities Lawyers

409 – 221 W. Esplanade,

North Vancouver BC V7M 3J3

Telephone: 604.973.0579

Facsimile: 604.973.0280

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.001 per share	22,979,458	$0.92	$21,141,101.36	$2,306.49

(1)

Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement shall be deemed to cover the additional securities of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(2)

Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, calculated on the basis of the average of the high and low prices per share of the registrant’s common stock as reported by the OTCQB Marketplace February 24, 2021.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED MAY 15, 2023

LITHIUM CORPORATION

22,979,458 Shares of Common Stock

This prospectus relates to the offer and sale of up to 22,979,458 shares of common stock, par value $0.001, of Lithium Corporation, a Nevada corporation, by Lincoln Park Capital Fund, LLC (“Lincoln Park”) or the selling stockholder.

The shares of common stock being offered by the selling stockholder have been or may be issued pursuant to a purchase agreement that we entered into with Lincoln Park on January 25, 2021. See The Lincoln Park Transaction for a description of that agreement and “Selling Stockholder” for additional information regarding Lincoln Park. The prices at which Lincoln Park may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the selling stockholder may sell the shares of common stock being registered pursuant to this prospectus. The selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”) .

The selling stockholder will pay all brokerage fees and commissions and similar expenses. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution”.

Our common stock is currently listed on the OTCQB Marketplace under the symbol “LTUM”. The trading price of our common shares has recently increased significantly, which we believe is attributable to growing global demand for (and production of) lithium ion battery powered electric vehicles, and a corresponding increase in investor speculation in exploration companies with prospective lithium assets. For example, on February 1, 2021, the last reported sale price of our common shares on the OTCQB Marketplace was $0.40 per share.  On May 12, 2023, the last trading day prior to the date of this registration statement, the last reported sale price of our common stock on the OTCQB Marketplace was $0.107 per share, representing a 26.75% price decrease over the period during which there was no material corresponding change to our financial condition or results of operations. Investing in our common stock contains risks including but not limited to the volatility in the price of our common stock, which may significantly change over short periods of time. See “Risk Factors” for a discussion of the volatility in the price of our stock and other risks in this offering.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under “Risk Factors” beginning on page 7 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 15, 2022.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. You should read this entire prospectus carefully, especially the risks of investing in our securities discussed under “Risk Factors,” our financial statements and the related notes included in this prospectus, and the information set forth under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus before making an investment decision.

Company Overview

We are an exploration stage mining company engaged in the identification, acquisition, and exploration of metals and minerals with a focus on lithium mineralization on properties located in Nevada, and graphite and other rare earth element properties in British Columbia.

Our current operational focus is to judiciously conduct exploration activities on all our mineral properties and generate additional prospects for our exploration portfolio.

On March 2, 2017 we announced that we had signed a letter of intent with Bormal Resources Inc. with respect to three Tantalum-Niobium (Ta-Nb) properties (Michael, Yeehaw, and Three Valley Gap) located in British Columbia, Canada.

The Michael property in the Trail Creek Mining Division was originally staked to cover one of the most compelling tantalum in stream sediment anomalies as seen in the government RGS database in British Columbia. Bormal conducted a stream sediment sampling program in 2014, and determined that the tantalum-niobium in stream sediment anomaly here is bona fide, and in the order of 6 kilometers in length. In November of 2016 Lithium Corporation conducted a short soil geochemistry orientation program on the property as part of its due diligence, and determined that there are elevated levels of tantalum-niobium in soils here.

Also in the general area of the Michael property, the Yeehaw property has been staked over a similar but lower amplitude tantalum/total rare earth elements (TREE’s) in stream sediment anomaly. Both properties are situated in the Eocene Coryell Batholith, and it is thought that these anomalies may arise from either carbonatite or pegmatite type deposits. The Company conducted a helicopter borne bio-geochemical survey on these two properties in June 2017, which did return anomalous results. This was followed up by a geological and geochemical examination of the Yeehaw property in early July 2017, and additional work of a similar nature later in July, and again in early October 2017. These examinations uncovered a zone roughly 30 meters wide which included an interval that is mineralized with approximately 0.75% TREE’s. Preliminary geological, and geochemical work were performed on the Michael property in October of 2016, followed by a brief airborne biogeochemical survey in June of 2017, and additional ground geological and geochemical assessment work in early October, 2017, follow-up work in May of 2018, and more work in 2019, and 2020.

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The third property – Three Valley Gap, is in the Revelstoke Mining Division and is situated in a locale where several Nb-Ta enriched carbonatites have been noted to occur. A brief field program by Bormal in 2015 located one of these carbonatites, and concurrent soil sampling determined that the soils here are enriched with Nb-Ta over the known carbonatite, and indicated that there are other geochemical anomalies locally that may indicate that more carbonatites exist here and are shallowly buried.

On February 23, 2018 we announced that we had dropped any interest in the Michael and Three Valley Gap properties, and had renegotiated the final share payment as required in the agreement from 750,000 to 400,000 shares. The final consideration shares have been issued and the Yeehaw property has been transferred by Bormal. During 2017 the Company conducted initial stream, rock and magnetometer surveys on the property, and discovered a 30 meter wide structure (Horseshoe Bend showing) that exhibits anomalous Titanium/REE mineralization. The company staked an additional 5227 acre (2115.51 hectares) mineral claim and conducted a brief exploration program in Spring 2018 of geological mapping and rock and soil sampling on the property. This program discovered a slightly stronger zone of similar mineralization approximately 660 feet (200 meters) to the northwest of the Horseshoe Bend, and similar float mineralization another 0.75 miles (1.2 kms) further to the northwest. Work in 2019, and 2020 discovered the extension to the west of the mineralized structure, and also similar mineralized float was found to the east that possibly indicates it strikes under cover in that direction also.

On February 16, 2016, we announced that we had entered into a letter of intent with 1032701 B.C. Ltd. with respect to our Fish Lake Valley lithium brine property in Esmeralda County, Nevada. On March 10, 2016 we issued a news release announcing the signing of the Fish Lake Valley Earn-In Agreement. The terms of the Earn-In Agreement allow 1032701 to earn an 80% interest in Fish Lake Valley for payments over two years totaling $300,000 and issuance of 400,000 common shares of the publicly traded company anticipated to result from a Going Public Transaction, and work performed on the property over three years in the amount of $1,100,000. 1032701 then has a Subsequent Earn-In option to purchase Lithium Corporation’s remaining 20% working interest within one year of earning the 80% by paying the Company a further $1,000,000, at that point the Company would retain a 2.5% Net Smelter Royalty, half of which may be purchased by 1032701 for an additional $1,000,000. Should the Purchaser elect not to exercise the Subsequent Earn-In, a joint venture will be established. During the Joint Venture, should either party be diluted below a 10% working interest - their interest in the property will revert to a 7.5% Net Smelter Royalty. The first tranche of cash and shares are to be issued within 60 days of the signing of the formal agreement. Menika Mining, a publicly traded company on the TSX Venture Exchange trading under the symbol MML announced on March 8, 2016 that it intended to acquire 1032701 B.C. Ltd and the right to acquire the Fish Lake Valley Property. Menika Mining completed the acquisition of 1032701 B.C. and fulfilled the initial obligations of the Fish Lake Valley Earn-In-Agreement in April of 2016. Meninka later changed their name to American Lithium. While the Purchaser did comply with all terms of the agreement with respect to cash and share payments it did not meet the expenditure level necessary with respect to its work commitment on the property, and the Company received formal notice of the relinquishment of the Purchasers right to earn the interest in the property on April 30th 2019. As this was the termination of the option agreement $443,308 was taken into income. During the year-ended December 31, 2019, the Company recorded a $159,859 allowance for the properties and has a net book value of $Nil.

On April 29, 2021 we signed a Letter Of Intent (LOI) with Altura Mining Limited an Australian Lithium explorer and developer, and related party, whereby the Altura can earn a 60% interest in the Fish Lake Valley property by paying the Company $675,000, issuing the equivalent of $500,000 worth of Altura stock, and expending $2,000,000 of exploration work in the next four years. To date Altura is current with its obligations under the formal agreement ratified on October 12th 2021, having paid the initial $50,000 on signing the LOI, the $100,000 due on signing the formal agreement, and has issued 28,176,951 shares of Altura (AJM:ASX) common stock. Altura (now Morella Corporation ASX:1MC, OTC-QB: ALTAF) is the single largest shareholder in Lithium Corporation with over 10%, having acquired an interest through a non-brokered private placement in the Company in 2012. Subsequent to the initial consideration share issue for the Fish Lake Valley transaction Lithium Corporation is now in the top 20 shareholders of Morella.

Effective May 3, 2016, our company entered in to an Exploration Earn-In Agreement with 1067323 B.C. Ltd. with respect to our San Emidio property. The terms of the formal agreement are; payment of $100,000, issuance of 300,000 common shares of 1067323 B.C. Ltd., or of the publicly traded company anticipated to result from a Going Public Transaction, and work performed on the property by the Optionee in the amount of $600,000 over the next three years to earn an 80% interest in the property. 1067323 then had a subsequent Earn-In option to purchase Lithium Corporation’s remaining 20% working interest within three years of earning the 80% by paying our company a further $1,000,000, at that point our company would retain a 2.5% Net Smelter Royalty, half of which could have been purchased by 1067323 for an additional $1,000,000. Should the Purchaser elect not to exercise the Subsequent Earn-In, a joint venture would have been established. 1067323 B.C. Ltd. merged with American Lithium Corp., and the first tranche of cash and shares were issued in June of 2016. The Company waived the work requirement for the first year and received 100,000 shares of American Lithium Corp. in May of 2017. To date, we have received $100,000 and 300,000 common shares in relation to the San Emidio option agreement. During the period ended June 30, 2018, the Company received notification that the purchaser had returned the property and, as such, $202,901 was taken into income. During the year-ended December 31, 2019, the Company recorded a $217,668 allowance for the properties and has a net book value of $Nil.

The Company revised its trenching permit at BC Sugar in 2017 and conducted a program of 12 mechanized test pits in May 2018. This work was done in an area ranging from 1 to 1.5 kilometers to the east of the Weather Station Zone in a zone of numerous discrete conductors detected during the 2015 FDEM geophysical survey. Three of these pits intercepted weathered weak to moderately mineralized graphitic material with the best assay being 2.62% graphitic, carbon, and six test pits bottomed in non-mineralized bedrock. The remaining three did not reach bedrock or intercept graphitic material prior to reaching the maximum digging capability of the excavating equipment used. The Company has reduced its acreage holdings here to approximately 203 acres (82 hectares) to facilitate applying 5 years assessment credit to the property, and is effectively looking to place it on the “back burner” in favor of developing other prospects that are presently of greater commercial interest.

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Coronavirus (COVID-19) Pandemic

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The global outbreak of COVID-19 continues to rapidly evolve, and the extent to which COVID-19 may impact our business and the natural resources market will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States, Canada and other countries, business closures or business disruptions, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. We are continuing to vigilantly monitor the situation with our primary focus on the health and safety of our employees and contractors.

Company Information

We were incorporated under the laws of the State of Nevada on January 30, 2007 under the name “Utalk Communications Inc.”. Effective September 30, 2009, we changed our name from “Utalk Communications, Inc.” to “Lithium Corporation”, by way of a merger with our wholly owned subsidiary Lithium Corporation, which was formed solely for the change of name. The name change and forward stock split became effective with the Over-the-Counter Bulletin Board at the opening for trading on October 1, 2009 under the stock symbol “LTUM”. Our CUSIP number is 536804 107. Our principal executive offices are located at 1031 Railroad Street, Suite 102B, Elko, Nevada 89801, and our telephone number is +1 (775) 410-5287. Our website address is www.lithiumcorporation.com. The information contained on our website is not part of this prospectus. We have included our website address as a factual reference and do not intend it to be an active link to our website.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the section titled “Risk Factors” included elsewhere in this prospectus. These risks include the following:

●	The fact that we have not earned any operating revenues since our incorporation raises substantial doubt about our ability to continue to explore our mineral properties as a going concern.
●

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral resource on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from operations and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral resource in a commercially exploitable quantity, our business could fail.

●

The market price and trading volume of our common stock has and will continue to be subject to significant volatility which is unrelated to our financial performance and which may fluctuate more dramatically than the stock market in general. Due to these unpredictable fluctuations in the market for our common stock, you may not be able to resell your shares at our above the price you paid for them.

●

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

●

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

●

Our stock is a penny stock. Trading of our stock may be restricted by the Securities and Exchange Commission’s penny stock regulations and FINRA’s sales practice requirements, which may limit a stockholder’s ability to buy and sell our stock.

●	Mineral prices are subject to dramatic and unpredictable fluctuations, which may make our mineral properties unviable.
●

We will need to raise substantial additional funds in the future, and these funds may not be available on acceptable terms or at all. A failure to obtain this necessary capital when needed could force us to delay, limit, scale back or cease some or all operations.

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Lincoln Park Purchase Agreement

On January 25, 2021, we entered into a purchase agreement (the “Purchase Agreement”), and a registration rights agreement (the “Registration Rights Agreement”) with Lincoln Park pursuant to which Lincoln Park committed to purchase up to $10,300,000 of our common stock.

Under the terms and subject to the conditions of the Purchase Agreement, we have the right, but not the obligation, to sell to Lincoln Park, and Lincoln Park is obligated to purchase up to $10,300,000 of shares of our common stock. On January 25, 2021, we sold 380,952 shares of common stock to Lincoln Park under the Purchase Agreement for an aggregate purchase price of $160,000 (the “Initial Purchase Shares)”. Future sales of common stock under the Purchase Agreement, if any, will be subject to certain limitations, and may occur from time to time, at our sole discretion, over the 36-month period commencing on the date that a registration statement of which this prospectus forms a part, which we agreed to file with the Securities and Exchange Commission (the “SEC”) pursuant to the Registration Rights Agreement, is declared effective by the SEC and a final prospectus in connection therewith is filed and the other conditions set forth in the Purchase Agreement are satisfied (such date on which all of such conditions are satisfied, the “Commencement Date”).

The Company shall also have the right, but not the obligation to sell to Lincoln Park up to $150,000 of shares of common stock (the “Commencement Purchase Shares”) on the Commencement Date. After the Commencement Date, on any business day over the term of the Purchase Agreement, we have the right, in our sole discretion, to direct Lincoln Park to purchase up to 100,000 shares of common stock per business day, which increases to up to 150,000 shares in the event the price of the Company’s common stock is not below $0.25 per share; up to 200,000 shares in the event the price of the Company’s common stock is not below $0.35 per share and up to 250,000 shares in the event the price of the Company’s common stock is not below $0.50 per share (each, a “Regular Purchase”), (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement). The purchase price per share for the Commencement Purchase and for each such Regular Purchase will be based on prevailing market prices of the Company’s common stock immediately preceding the time of sale as computed under the Purchase Agreement. In each case, Lincoln Park’s maximum commitment in any single Regular Purchase may not exceed $500,000. In addition to Regular Purchases, provided that we present Lincoln Park with a purchase notice for the full amount allowed for a Regular Purchase, we may also direct Lincoln Park to make accelerated purchases and additional accelerated purchases as described in the Purchase Agreement.

Pursuant to the terms of the Purchase Agreement, in no event may we issue or sell to Lincoln Park under the shares of our common stock under the Purchase Agreement which, when aggregated with all other shares of common stock then beneficially owned by the Lincoln Park and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by Lincoln Park and its affiliates of more than 4.99% of the then issued and outstanding shares of common stock (the “Beneficial Ownership Limitation”).

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, agreements, conditions and indemnification obligations of the parties. We have the right to terminate the Purchase Agreement at any time, at no cost or penalty. We issued to Lincoln Park 1,375,779 shares of common stock in consideration for entering into the Purchase Agreement.

Issuances of our common stock in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to Lincoln Park.

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The Offering

Shares of common stock offered by the selling stockholder

22,979,458 shares consisting of: (i) 380,952 shares sold to Lincoln Park at $0.42 per share on the Execution Date (the “Initial Purchase Shares”); (ii)  21,222,727 shares we may sell to Lincoln Park under the Purchase Agreement from time to time after the date of this prospectus; and (iii) 1,375,779 commitment shares issued to Lincoln Park on the Execution Date (the “Commitment Shares”).

Shares of common stock outstanding before this offering and currently	97,408,375 shares of common stock before this offering and 115,892,441 shares of common stock outstanding as at the date hereof.

Shares of common stock to be outstanding after giving effect to the issuance of 21,222,727 shares under the Purchase Agreement registered hereunder	118,631,102 shares of common stock.

Use of proceeds

We will receive no proceeds from the sale of shares of common stock by Lincoln Park in this offering. We may receive up to $10,300,000 aggregate gross proceeds under the Purchase Agreement from any additional sales we make to Lincoln Park pursuant to the Purchase Agreement after the date of this prospectus.

Any proceeds that we receive from sales to Lincoln Park under the Purchase Agreement will be used for working capital and general corporate purposes. See Use of Proceeds.

Terms of this offering

The selling stockholder, including its transferees, donees, pledgees, assignees and successors-in-interest, may sell, transfer or otherwise dispose of any or all of the shares of common stock offered by this prospectus from time to time on The OTCQB or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares of common stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

OTCQB Marketplace symbol	“LTUM”

Risk Factors

Investing in our securities involves significant risks. Please read the information contained in or incorporated by reference under the heading “Risk Factors” beginning on page 7 of this prospectus, and under similar headings in other documents filed after the date hereof.

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RISK FACTORS

Our business is subject to significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and related notes included elsewhere in this prospectus, before you decide to invest in our common stock. If any of the following risks or uncertainties actually occur, our business, results of operations or financial condition could be materially harmed, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us; however, they may not be the only ones that we face. Additional risks and uncertainties of which we are unaware or currently deem immaterial may also become important factors that may harm our business. Except as required by law, we undertake no obligations to update any risk factors.

Risks Related to our Company

The fact that we have not earned any operating revenues since our incorporation raises substantial doubt about our ability to continue to explore our mineral properties as a going concern.

We have not generated any revenue from operations since our incorporation and we anticipate that we will continue to incur operating expenses without revenues unless and until we are able to identify a mineral resource in a commercially exploitable quantity on one or more of our mineral properties and we build and operate a mine. We had cash in the amount of $3,576,911 as of December 31, 2022. At December 31, 2022, we had working capital of $1,957,735. We incurred a net loss of $1,423,524 for the year ended December 31, 2022. We estimate our average monthly operating expenses to be approximately $74,000, including property costs, management services and administrative costs. Should the results of our planned exploration require us to increase our current operating budget, we may have to raise additional funds to meet our currently budgeted operating requirements for the next 12 months. As we cannot assure a lender that we will be able to successfully explore and develop our mineral properties, we will probably find it difficult to raise debt financing from traditional lending sources. We have traditionally raised our operating capital from sales of equity securities, but there can be no assurance that we will continue to be able to do so. If we cannot raise the money that we need to continue exploration of our mineral properties, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these were to occur, there is a substantial risk that our business would fail.

Management has plans to seek additional capital through private placements of its capital stock.  These conditions raise substantial doubt about our company’s ability to continue as a going concern. Although there are no assurances that management’s plans will be realized, management believes that our company will be able to continue operations in the future.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event our company cannot continue in existence. We continue to experience net operating losses.

We have a history of significant recurring losses totaling approximately $1.4 million at December 31, 2022 and $1.75 million at December 31, 2021, and these losses may continue in the future.

As of December 31, 2022 and 2021 we had an accumulated deficit of approximately $1.423 million and $1.745 million, respectively, and these losses may continue in the future. We expect to continue to incur significant sales and marketing, research and development, and general and administrative expense. As a result, we will need to generate significant revenue to achieve profitability, and we may never achieve profitability.

Our business is subject to risks arising from epidemic diseases, such as the recent global outbreak of the COVID-19 coronavirus.

The recent outbreak of the novel coronavirus, COVID-19, which has been declared by the World Health Organization to be a pandemic, has spread across the globe and is impacting worldwide economic activity. A pandemic, including COVID-19 or other public health epidemic, poses the risk that we or our employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including shutdowns that may be requested or mandated by governmental authorities. While it is not possible at this time to estimate the impact that COVID-19 could have on our business, the COVID-19 pandemic and mitigation measures have had and may continue to have an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed.

We depend on key personnel, the loss of any of whom could materially adversely affect future operations.

Our success will depend to a significant extent upon the efforts and abilities of our executive officers and other key personnel. The loss of the services of one or more of these key employees and any negative market or industry perception arising from the loss of such services could have a material adverse effect on us and the trading price of our common stock. Our business will also be dependent upon our ability to attract and retain qualified personnel. Acquiring and keeping these personnel could prove more difficult or cost substantially more than estimated and we cannot be certain that we will be able to retain such personnel or attract a high caliber of personnel in the future.

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 Risks Associated with Mining

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral resource on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from operations and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral resource in a commercially exploitable quantity, our business could fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business could fail.

A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (which can be viewed over the Internet at http://www.sec.gov/about/forms/industryguides.pdf) as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a “reserve” that meets the requirements of the Securities and Exchange Commission’s Industry Guide 7 is extremely remote; in all probability our mineral resource property does not contain any “reserve” and any funds that we spend on exploration will probably be lost.

Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that we will be able to develop our properties into producing mines and extract those resources. Both mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs. If we cannot accomplish these objectives, our business could fail.

We believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

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If we establish the existence of a mineral resource on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the resource, and our business could fail.

If we do discover mineral resources in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all the hazards and risks inherent in the exploration for mineral resources and, if we discover a mineral resource in commercially exploitable quantity, our operations could be subject to all of the hazards and risks inherent in the development and production of resources, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material adverse impact on our company.

Mineral prices are subject to dramatic and unpredictable fluctuations.

We expect to derive revenues, if any, either from the sale of our mineral resource properties or from the extraction and sale of lithium and/or associated byproducts. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. We cannot accurately predict the effect of these factors on the price of base and precious metals, and therefore cannot guarantee the economic viability of any of our exploration properties.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely un-integrated. We compete with other exploration companies looking for mineral resource properties. While we compete with other exploration companies in the effort to locate and acquire mineral resource properties, we will not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce.

In identifying and acquiring mineral resource properties, we compete with many companies possessing greater financial resources and technical facilities. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

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Risks Related to Our Securities

Our stock price has been volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. For example, on December 31, 2022, the price of our common stock closed at $0.088 per share while on May 12, 2023, the price of our common stock closed at $0.107 per share without disclosure of material developments by us. We have and may in the future may incur rapid and substantial increases or decreases in our stock price in the foreseeable future that are do not coincide in timing with the disclosure of news or developments by us. The stock market in general, and the market for mining companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. You may not be able to resell your shares at or above the price you pay for those shares due to fluctuations in the market price of our Common Stock caused by changes in our operating performance or prospects and other factors.

Some specific factors that may have a significant effect on our Common Stock market price include:

●	actual or anticipated fluctuations in our operating results or future prospects;

●	our announcements or our competitors’ announcements of new products;

●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

●	strategic actions by us or our competitors, such as acquisitions or restructurings;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	changes in our growth rates or our competitors’ growth rates;

●	developments regarding our patents or proprietary rights or those of our competitors;

●	our inability to raise additional capital as needed;

●	substantial sales of Common Stock underlying warrants and preferred stock;

●	concern as to the efficacy of our products;

●	changes in financial markets or general economic conditions;

●	sales of Common Stock by us or members of our management team; and

●	changes in stock market analyst recommendations or earnings estimates regarding our Common Stock, other comparable companies or our industry generally.

Our future sales of our Common Stock could adversely affect its price and our future capital-raising activities could involve the issuance of equity securities, which would dilute shareholders’ investments and could result in a decline in the trading price of our Common Stock.

We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. Sales of substantial amounts of our Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our Common Stock and our ability to raise capital. We may issue additional Common Stock in future financing transactions or as incentive compensation for our executive management and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of Common Stock. The market price for our Common Stock could decrease as the market takes into account the dilutive effect of any of these issuances. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to the market price of our Common Stock. A negative reaction by investors and securities analysts to any discounted sale of our equity securities could result in a decline in the trading price of our Common Stock.

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Our Common Stock is subject to “penny stock” rules.

Our Common Stock is currently defined as a “penny stock” under Rule 3a51-1 promulgated under the Exchange Act which is subject to Rules 15g-2 through 15g-7 and Rule 15g-9, which impose additional sales practice requirements on broker-dealers that sell penny stocks to persons other than established customers and institutional accredited investors. Among other things, for transactions covered by these rules, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Consequently, these rules may affect the ability of broker-dealers to sell our Common Stock and affect the ability of holders to sell their shares of our Common Stock in the secondary market. To the extent our Common Stock is subject to the penny stock regulations, the market liquidity for our shares will be adversely affected.

We do not expect to pay cash dividends on our Common Stock for the foreseeable future.

We have never paid cash dividends on our Common Stock and do not anticipate that any cash dividends will be paid on the Common Stock for the foreseeable future. The payment of any cash dividend by us will be at the discretion of our Board of Directors and will depend on, among other things, our earnings, capital, regulatory requirements and financial condition.

Risks Related to this Offering

The sale or issuance of our common stock to Lincoln Park may cause dilution and the sale of the shares of common stock acquired by Lincoln Park, or the perception that such sales may occur, could cause the price of our common stock to fall.

On January 25, 2021, we entered into the Purchase Agreement with Lincoln Park, pursuant to which Lincoln Park has committed to purchase up to $10,300,000 of our common stock, including the Initial Purchase Shares. Upon the execution of the Purchase Agreement, we issued 1,375,779 Commitment Shares to Lincoln Park as a fee for its commitment to enter into the Purchase Agreement and purchase shares of our common stock thereunder. We also sold 380,952 shares of our common stock to Lincoln Park for aggregate consideration of $160,000 on the Execution Date. The remaining shares of our common stock that may be issued under the Purchase Agreement may be sold by us to Lincoln Park, at our sole discretion, from time to time over a 36-month period commencing after the satisfaction of certain conditions set forth in the Purchase Agreement, including that the SEC has declared effective the registration statement that includes this prospectus. The purchase price for the shares that we may sell to Lincoln Park under the Purchase Agreement will fluctuate based on the prevailing price of our common stock on the date(s) of purchase. Depending on market liquidity at the time, sales of such shares may cause the trading price of our common stock to fall.

We generally have the right to control the timing and amount of any future sales of our shares to Lincoln Park. Additional sales of our common stock, if any, to Lincoln Park will depend upon market conditions and other factors to be determined solely by us. We may ultimately decide to sell to Lincoln Park all, some or none of the 21,222,727 shares of our common stock that may be available for us to sell pursuant to the Purchase Agreement and registered under the registration statement that includes this prospectus. If and when we do sell any additional shares to Lincoln Park, after Lincoln Park has acquired the shares, Lincoln Park may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Lincoln Park by us could result in substantial dilution to the interests of other holders of our common stock. Additionally, the sale of a substantial number of shares of our common stock to Lincoln Park, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

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We will require additional financing to sustain our operations and without it we may not be able to continue operations.

We may direct Lincoln Park to purchase up to $10,140,000 worth of shares of our common stock under our agreement over a 36-month period generally in amounts up to 100,000 shares of our common stock, which share amount may be increased to include additional shares of our common stock depending on the market price of our common stock at the time of sale, and subject to a maximum limit of $500,000 per purchase, on any such business day. In addition to the 1,375,779 Commitment Shares, the 380,952 Initial Purchase Shares, an additional 21,222,727 shares of our common stock, including the Commencement Purchase Shares, are being offered under this prospectus that may be sold by us to Lincoln Park, at our discretion, from time to time over a 36-month period commencing after the Commencement Date. Depending on the price per share at which we sell our common stock to Lincoln Park pursuant to the Purchase Agreement, we may need to sell to Lincoln Park more shares of our common stock than are offered under this prospectus in order to receive aggregate gross proceeds equal to $10,300,000. The number of shares ultimately offered for resale by Lincoln Park is dependent upon the number of shares we sell to Lincoln Park under the Purchase Agreement.

The extent we rely on Lincoln Park as a source of funding will depend on a number of factors including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from Lincoln Park were to prove unavailable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we sell all $10,300,000 of shares of common stock under the Purchase Agreement to Lincoln Park, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

Future sales and issuances of our common stock or other securities may result in significant dilution and could cause the price of our common stock to decline.

To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time, including pursuant to the Purchase Agreement with Lincoln Park. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

In addition, sales of a substantial number of shares of our outstanding common stock in the public market could occur at any time. Certain of our stockholders, including Lincoln Park, hold a substantial number of our common stock that many of them are now able to sell in the public market. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. However, future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding warrants or options, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Our management will have broad discretion over the use of the net proceeds from our sale of shares of common stock to Lincoln Park, you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of the net proceeds from our sale of shares of common stock to Lincoln Park, and we could use them for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used effectively. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

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CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus other than statements of historical facts, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

●	the availability of capital to satisfy our working capital requirements;

●	the accuracy of our estimates regarding expenses, future revenues and capital requirements;

●	anticipated trends and challenges in our business and the markets in which we operate;

●	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

●	our expectations regarding market acceptance of our products;

●	the success of competing products by others that are or become available in the market in which we sell our products;

●	our ability to protect our confidential information and intellectual property rights;

●	our ability to manage expansion into international markets;

●	our ability to maintain or broaden our business relationships and develop new relationships with strategic alliances, suppliers, customers, distributors or otherwise;

●	developments in the U.S. and foreign countries; and

●	other risks and uncertainties, including those described under the section titled “Risk Factors” in this prospectus.

These forward-looking statements are only predictions and we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, so you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We have included important factors in the cautionary statements included in this prospectus, as well as certain information incorporated by reference into this prospectus, that could cause actual future results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

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You should read this prospectus with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

LINCOLN PARK TRANSACTION

General

On January 25, 2021 (the “Execution Date”), we entered into a Purchase Agreement and a Registration Rights Agreement with Lincoln Park. Pursuant to the terms of the Purchase Agreement, Lincoln Park has agreed to purchase from us up to $10,300,000 of our common stock from time to time during the term of the Purchase Agreement, subject to certain limitations, of which Lincoln Park purchased 380,952 shares of common stock on the Execution Date for a purchase price of $160,000.

Other than the Initial Purchase Shares, which we sold to Lincoln Park on the Execution Date, we do not have the right to commence any sales to Lincoln Park under the Purchase Agreement until the Commencement Date (defined below) has occurred. The Company shall also have the right, but not the obligation to sell to Lincoln Park up to $150,000 of shares of Common Stock on the Commencement Date at the Purchase Price (as defined below). Thereafter, we may, from time to time, and at our sole discretion, on any single business day, direct Lincoln Park to purchase shares of our common stock in amounts up to 100,000 shares, which amounts may be increased depending on the market price of our common stock at the time of sale and subject to a maximum commitment by Lincoln Park of $500,000 per Regular Purchase. In addition, at our discretion, Lincoln Park has committed to purchase other amounts under an Accelerated Purchase (as defined below) under certain circumstances. The purchase price per share sold will be based on the market price of our common stock immediately preceding the time of sale as computed under the Purchase Agreement. Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.

Pursuant to the terms of the Purchase Agreement, in no event may we issue or sell to Lincoln Park under the shares of our common stock under the Purchase Agreement which, when aggregated with all other shares of Common Stock then beneficially owned by Lincoln Park and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by Lincoln Park and its affiliates of more than 4.99% of the then issued and outstanding shares of common stock.

Pursuant to the Registration Rights Agreement, the Company is required to register the shares of common stock that have been and may be issued to Lincoln Park under the Purchase Agreement. We have filed the registration statement with the SEC that includes this prospectus to register for resale under the Securities Act, up to 22,979,458 shares of common stock, representing 16.7% of our issued and outstanding shares of common stock on May 2, 2023, and upon the issuance of the shares registered herein.

Purchase of Shares Under the Purchase Agreement

Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right, but not the obligation, to sell to Lincoln Park, and Lincoln Park is obligated to purchase up to $10,300,000 of shares of common stock, including the Initial Purchase Shares purchased by Lincoln Park on the Execution Date. Such sales of common stock by the Company, if any, will be subject to certain limitations, and may occur from time to time, at the Company’s sole discretion, over the 36-month period commencing on the Commencement Date when the registration statement covering the resale of shares of common stock that have been and may be issued under the Purchase Agreement, which the Company agreed to file with the SEC pursuant to the Registration Rights Agreement, is declared effective by the SEC and a final prospectus in connection therewith is filed and the other conditions set forth in the Purchase Agreement are satisfied, all of which are outside the control of Lincoln Park.

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Under the Purchase Agreement, on any business day over the term of the Purchase Agreement, the Company has the right, in its sole discretion, to present Lincoln Park with a purchase notice (each, a "Purchase Notice") directing Lincoln Park to complete a Regular Purchase up to 100,000 shares of common stock per business day, which increases to up to 150,000 shares in the event the price of the Company’s common stock is not below $0.25 per share; up to 200,000 shares in the event the price of the Company’s common stock is not below $0.35 per share and up to 250,000 shares in the event the price of the Company’s common stock is not below $0.50 per share (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement). In each case, Lincoln Park's maximum commitment in any single Regular Purchase may not exceed $500,000. The Purchase Agreement provides for a purchase price per Purchase Share (the "Purchase Price") equal to 93% of the lesser of:

●	the lowest sale price of the Company's common stock on the purchase date; and

●

the average of the three lowest closing sale prices for the Company's common stock during the twelve consecutive business days ending on the business day immediately preceding the purchase date of such shares.

In addition, on any date on which the Company submits a Purchase Notice to Lincoln Park, the Company also has the right, in its sole discretion, to present Lincoln with an accelerated purchase notice (each, an "Accelerated Purchase Notice") directing Lincoln Park to purchase an amount of stock (the "Accelerated Purchase") equal to up to the lesser of (i) three times the number of shares of common stock purchased pursuant to such Regular Purchase; and (ii) 30% of the aggregate shares of the Company's common stock traded during all or, if certain trading volume or market price thresholds specified in the Purchase Agreement are crossed on the applicable Accelerated Purchase Date, the portion of the normal trading hours on the applicable Accelerated Purchase Date prior to such time that any one of such thresholds is crossed (such period of time on the applicable Accelerated Purchase Date, the "Accelerated Purchase Measurement Period") common stock. The purchase price per share of common stock for each such Accelerated Purchase will be equal to 93% of the lesser of:

●	the volume weighted average price of the Company's common stock during the applicable Accelerated Purchase Measurement Period on the applicable Accelerated Purchase Date; and

●	the closing sale price of the Company's common stock on the applicable Accelerated Purchase Date.

The Company may also direct Lincoln Park on any business day on which an Accelerated Purchase has been completed and all of the shares to be purchased thereunder have been properly delivered to Lincoln Park in accordance with the Purchase Agreement, to purchase an amount of stock (the "Additional Accelerated Purchase") equal to up to the lesser of (i) three times the number of shares purchased pursuant to such Regular Purchase; and (ii) 30% of the aggregate number of shares of the Company's common stock traded during a certain portion of the normal trading hours on the applicable Additional Accelerated Purchase date as determined in accordance with the Purchase Agreement (such period of time on the applicable Additional Accelerated Purchase date, the "Additional Accelerated Purchase Measurement Period"). The purchase price per share of common stock for each such Additional Accelerated Purchases will be equal to the Accelerated Purchase Price.

In the case of the regular purchases and accelerated purchases, the purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the business days used to compute the purchase price.

Other than as described above, there are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Lincoln Park.

Events of Default

Events of default under the Purchase Agreement include the following:

●

the effectiveness of a registration statement registering the resale of the common stock issued or issuable to Lincoln Park lapses for any reason (including, without limitation, the issuance of a stop order or similar order) or such registration statement (or the prospectus forming a part thereof) is unavailable to Lincoln Park for resale of any or all of the Securities to be issued to Lincoln Park, and such lapse or unavailability continues for a period of ten (10) consecutive Business Days or for more than an aggregate of thirty (30) Business Days in any 365-day period, but excluding a lapse or unavailability where (i) the Company terminates a registration statement after Lincoln Park has confirmed in writing that all of the Securities covered thereby have been resold or (ii) the Company supersedes one registration statement with another registration statement, including (without limitation) by terminating a prior registration statement when it is effectively replaced with a new registration statement covering Securities (provided in the case of this clause (ii) that all of the Securities covered by the superseded (or terminated) registration statement that have not theretofore been resold are included in the superseding (or new) registration statement);

●

the suspension of the common stock from trading on the OTCQB or any other market on which the common stock trades for a period of one (1) Business Day, provided that the Company may not direct  Lincoln Park to purchase any shares of common stock during any such suspension;

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●

the delisting of the common stock from the OTCQB, provided, however, that the common stock is not immediately thereafter trading on The Nasdaq Capital Market, the New York Stock Exchange, The Nasdaq Global Market, The Nasdaq Global Select Market, the NYSE American, the NYSE Arca, the OTC Bulletin Board, the OTCQX operated by the OTC Markets Group, Inc. (or nationally recognized successor to any of the foregoing);

●

the failure for any reason by the Company’s Transfer Agent to issue Purchase Shares to Lincoln Park within one (1) Business Day after the applicable Purchase Date, Accelerated Purchase Date or Additional Accelerated Purchase Date (as applicable) on which Lincoln Park is entitled to receive such Purchase Shares;

●

the Company breaches any representation, warranty, covenant or other term or condition under any Transaction Document if such breach has or could have a Material Adverse Effect (as defined in the Purchase Agreement) and except, in the case of a breach of a covenant which is reasonably curable, only if such breach continues for a period of at least five (5) Business Days;

●	if any Person commences a proceeding against the Company pursuant to or within the meaning of any Bankruptcy Law;

●

if the Company is at any time insolvent, or pursuant to or within the meaning of any Bankruptcy Law, the Company (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a custodian of it or for all or substantially all of its property, or (iv) makes a general assignment for the benefit of its creditors or is generally unable to pay its debts as the same become due;

●

a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Company in an involuntary case, (ii) appoints a Custodian of the Company or for all or substantially all of its property, or (iii) orders the liquidation of the Company or any Subsidiary; or

●	if at any time the Company is not eligible to transfer its common stock electronically as DWAC Shares.

Lincoln Park does not have the right to terminate the Purchase Agreement upon any of the events of default set forth above. During an event of default, all of which are outside of Lincoln Park’s control, we may not direct Lincoln Park to purchase any shares of our common stock under the Purchase Agreement.

 Termination Rights of the Company

We have the unconditional right, at any time, for any reason and without any payment or liability to Lincoln Park, to give notice to Lincoln Park to terminate the Purchase Agreement.

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No Short-Selling or Hedging by Lincoln Park

Lincoln Park has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.

Prohibitions on Variable Rate Transactions

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than a prohibition on entering into a “Variable Rate Transaction,” as defined in the Purchase Agreement.

Effect of Performance of the Purchase Agreement on Our Stockholders

All 22,979,458 shares registered in this offering which have been and may be issued or sold by us to Lincoln Park under the Purchase Agreement are expected to be freely tradable. It is anticipated that shares registered in this offering may be sold over a period of up to 36-months commencing on the date that the registration statement including this prospectus becomes effective. The sale by Lincoln Park of a significant number of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Sales of our common stock to Lincoln Park, if any, will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Lincoln Park all, some or none of the additional shares of our common stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell shares to Lincoln Park, after Lincoln Park has acquired the shares, Lincoln Park may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Lincoln Park by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. In addition, if we sell a substantial number of shares to Lincoln Park under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with Lincoln Park may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any additional sales of our shares to Lincoln Park and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

The Purchase Agreement prohibits us from issuing or selling to Lincoln Park under the Purchase Agreement any shares of our common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Lincoln Park and its affiliates, would exceed the Beneficial Ownership Limitation.

The following table sets forth the amount of gross proceeds we would receive from Lincoln Park from our sale of shares to Lincoln Park under the Purchase Agreement at varying purchase prices:

Assumed Average Purchase Price Per Share	Number of Registered Shares to be Issued if Full Purchase (1)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Lincoln Park (2)	Proceeds from the Sale of Shares to Lincoln Park Under the $10.3M Purchase Agreement (3)
$0.15	21,222,727	18.3%	$3,183,409
$0.40	21,222,727	18.3%	$8,489,091
$0.82	12,365,854	10.67%	$10,140,000
$1.00	10,140,000	8.75%	$10,140,000
$1.20	8,450,000	7.30%	$10,140,000

(1)

Includes the total number of purchase shares which we would have sold under the Purchase Agreement at the corresponding assumed purchase price per share set forth in the adjacent column, which does not include the 1,375,779 Commitment Shares, previously issued to Lincoln Park, nor the 380,952 Initial Purchase Shares previously sold to Lincoln Park. Although the Purchase Agreement provides that we may sell up to $10,300,000 of our common stock to Lincoln Park (including the 380,952 Initial Purchase Shares, which were sold for $160,000 in proceeds), we are only registering 22,979,458 shares (including the 1,375,779 Commitment Shares and the 380,952 Initial Purchase Shares previously issued to Lincoln Park) under this prospectus, which may or may not cover all the shares we ultimately sell to Lincoln Park under the Purchase Agreement, depending on the purchase price per share. As a result, we have included in this column only those shares that we are registering in this offering.

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(2)

The denominator is based on 115,892,441 shares outstanding as of May 1, 2023, which includes (i) 1,375,779 Commitment Shares, and 380,952 Initial Purchase Shares issued to Lincoln Park following the execution of the Purchase Agreement, and (ii) the number of shares set forth in the adjacent column which we would have sold to Lincoln Park, assuming the purchase price in the adjacent column. The numerator is based on the number of shares issuable under the Purchase Agreement at the corresponding assumed purchase price set forth in the adjacent column. Although the percentage of outstanding shares beneficially owned by Lincoln Park after giving effect to the issuance to Lincoln Park of all shares under the Purchase Agreement is 16.6%, the Purchase Agreement restricts the total percentage of outstanding shares beneficially owned by Lincoln Park at 4.99%.

(3)	Does not include $160,000 proceeds from sale of 380,952 Initial Purchase Shares.

SELLING STOCKHOLDER

This prospectus relates to only the resale by the selling stockholder, Lincoln Park, of shares of common stock that have been or may be issued and sold to Lincoln Park pursuant to the Purchase Agreement. We are filing the registration statement of which this prospectus forms a part pursuant to the provisions of the Registration Rights Agreement, which we entered into with Lincoln Park on January 25, 2021 concurrently with our execution of the Purchase Agreement, in which we agreed to provide certain registration rights with respect to sales by Lincoln Park of the shares of our common stock that have been and may be issued to Lincoln Park under the Purchase Agreement.

Lincoln Park, as the selling stockholder, may, from time to time, offer and sell pursuant to this prospectus any or all of the shares that we have sold and may sell to Lincoln Park under the Purchase Agreement. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

The following table presents information regarding the selling stockholder and the shares that it may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholder, and reflects its holdings as of May 1, 2023. Neither Lincoln Park nor any of its affiliates has held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

Selling Stockholder	Shares Beneficially Owned Before this Offering		Percentage of Outstanding Shares Beneficially Owned Before this Offering	Shares to be Sold in this Offering Assuming the Company issues the Maximum Number of Shares Under the Purchase Agreement		Percentage of Outstanding Shares Beneficially Owned After this Offering
Lincoln Park Capital Fund, LLC (1)	40,797	(2)	0.035% (3)	22,979,458	(4)	0.00%

(1)

Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, are deemed to be beneficial owners of all of the shares of common stock owned by Lincoln Park Capital Fund, LLC. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered under the prospectus filed with the SEC in connection with the transactions contemplated under the Purchase Agreement. Lincoln Park Capital, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.

(2)

Consists of the current balance of the shares sold to Lincoln Park under the Purchase Agreement. See the description under the heading “The Lincoln Park Transaction” below for more information about the Purchase Agreement.

(3)	Based on 115,892,441 shares of our common stock outstanding as of May 1, 2023.

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(4)

Although the Purchase Agreement provides that we may sell up to $10,300,000 of our common stock to Lincoln Park, excluding the 1,375,779 Commitment Shares, but including the 380,952 Initial Purchase Shares, an additional 21,222,727 shares of our common stock are being offered under this prospectus that may be sold by us to Lincoln Park, at our discretion, from time to time over a 36-month period commencing after the Commencement Date. Depending on the price per share at which we sell our common stock to Lincoln Park pursuant to the Purchase Agreement, we may need to sell to Lincoln Park under the Purchase Agreement more shares of our common stock than are offered under this prospectus in order to receive aggregate gross proceeds equal to the $10,300,000 total commitment available to us under the Purchase Agreement. If we choose to do so, we must first register for resale under the Securities Act such additional shares. The number of shares ultimately offered for resale by Lincoln Park is dependent upon the number of shares we sell to Lincoln Park under the Purchase Agreement. See “The Lincoln Park Transaction.”

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by the selling stockholder, Lincoln Park. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus could be affected in one or more of the following methods:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for the common stock;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Lincoln Park is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Lincoln Park has informed us that it intends to use an unaffiliated broker-dealer to effectuate all sales, if any, of the common stock that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Lincoln Park has informed us that each such broker-dealer will receive commissions from Lincoln Park that will not exceed customary brokerage commissions.

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Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions. Neither we nor Lincoln Park can presently estimate the amount of compensation that any agent will receive.

We know of no existing arrangements between Lincoln Park or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters or dealers and any compensation from the selling stockholder, and any other required information.

We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares, including legal and accounting fees. We have agreed to indemnify Lincoln Park and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Lincoln Park has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Lincoln Park specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Lincoln Park has represented to us that at no time prior to the Purchase Agreement has Lincoln Park or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock. Lincoln Park agreed that during the term of the Purchase Agreement, it, its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised Lincoln Park that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the earlier of (i) termination of the Purchase Agreement or (ii) the date that all shares offered by this prospectus have been sold by Lincoln Park.

Our common stock is currently listed for quotation on the OTCQB Marketplace under the symbol “LTUM.”

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by Lincoln Park. We may receive up to $10,300,000 aggregate gross proceeds under the Purchase Agreement from any sales we make to Lincoln Park pursuant to the Purchase Agreement after the date of this prospectus. However, we may not be registering for sale or offering for resale under the registration statement of which this prospectus is a part all of the shares issuable pursuant to the Purchase Agreement. On February 24, 2021 the closing sale price of our common stock was $0.93, as reported on the OTCQB, which significantly exceeds our average historical price per share. In the event that the average price of sales we make to Lincoln Park pursuant to the Purchase Agreement after the date of this prospectus is less than $0.48 per share, which is less than our historical trading price prior to January of 2021, we will not be able to raise the maximum amount available under the Purchase Agreement, and we will be required to file a new registration statement in order to raise the maximum amount available under the Purchase Agreement.

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In any event, we will receive no proceeds from the sale of any shares of common stock by Lincoln Park pursuant to this prospectus. As we are unable to predict the timing or amount of potential issuances of all of the shares offered hereby (other than the Commitment Shares or the Initial Purchase Shares), we have not allocated any proceeds of such issuances to any particular purpose. Accordingly, all such proceeds actually received under the Purchase Agreement are expected to be used for general working capital and general corporate purposes.  Regardless of the actual proceeds raised, we intend to apply available proceeds in the following approximate order of priority: general corporate maintenance, compensation of essential employees and/or consultants, professional fees and expenses related to our public reporting requirements, maintenance of our resource property interests, exploration expense, and expense related to the evaluation and acquisition of additional mineral property interests.  In the event the proceeds actually received under the Purchase Agreement are insufficient for our planned purposes, we intend to limit or defer our planned exploration activities, and our planned evaluation and acquisition of additional mineral property interests, until such time as we have sufficient working capital.

Pending other uses, we intend to invest any proceeds from the offering in short-term investments or hold them as cash. We cannot predict whether the proceeds invested will yield a favorable return. Our management will have broad discretion in the use of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

DESCRIPTION OF OUR SECURITIES

General

Our certificate of incorporation, as amended (our “Charter”), authorizes the issuance of up to 3,000,000,000 shares of our common stock, $0.001 par value per share,.

As of May 2, 2023, we had 115,892,441 shares of common stock issued and outstanding. Our authorized but unissued shares of common stock are available for issuance without action by our stockholders.

We have no class of preferred stock authorized.

We may elect or be required to amend our Charter to increase the number of shares of common stock authorized for issuance prior to completing sales of shares of our common stock, or securities convertible and/or exchangeable into shares of our common stock described in this prospectus.

Transfer Agent

The transfer agent and registrar for our common stock is Nevada Agency and Transfer Company, 50 West Liberty Street, Suite 880, Reno, Nevada 89501 (Telephone: (775) 322-0626; Facsimile: (775) 322-5623.

Common Stock

This section describes the general terms of our common stock that we may offer from time to time. For more detailed information, a holder of our common stock should refer to our Charter and our bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Except as otherwise expressly provided in our Charter, or as required by applicable law, all shares of our common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters, including, without limitation, those described below. All outstanding shares of common stock are fully paid and non-assessable.

The holders of our common stock have equal ratable rights to dividends from funds legally available, when, as and if declared by our Board of Directors. To date, we have not paid any dividends on our common stock. Holders of common stock are also entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs. The holders of our common stock have no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

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Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose and in such event, the holders of the remaining shares will not be able to elect any of our directors. The holders of 50% percent of the outstanding common stock constitute a quorum at any meeting of shareholders, and the vote by the holders of a majority of the outstanding shares are required to effect certain fundamental corporate changes, such as liquidation, merger or amendment of our Charter.

Warrants and Options

Currently, there are no warrants, options or other convertible securities outstanding.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

DESCRIPTION OF OUR BUSINESS

We are an exploration stage mining company engaged in the identification, acquisition, and exploration of metals and minerals with a focus on lithium mineralization on properties located in Nevada, and graphite and other rare earth element properties in British Columbia. Our current operational focus is to conduct exploration activities on our San Emidio lithium-brine property in Nevada, and our titanium/ree/tantalum-niobium property, in British Columbia.

We were incorporated under the laws of the State of Nevada on January 30, 2007 under the name “Utalk Communications Inc.”. Effective September 30, 2009, we changed our name from “Utalk Communications, Inc.” to “Lithium Corporation”, by way of a merger with our wholly owned subsidiary Lithium Corporation, which was formed solely for the change of name. The name change and forward stock split became effective with the Over-the-Counter Bulletin Board at the opening of trading on October 1, 2009, whereupon we adopted the stock symbol “LTUM”. Our CUSIP number is 536804 107. Our principal executive offices are located at 1031 Railroad Street, Suite 102B, Elko, Nevada 89801, and our telephone number is +1 (775) 410-5287. Our website address is www.lithiumcorporation.com. The information contained on our website is not part of this prospectus. We have included our website address as a factual reference and do not intend it to be an active link to our website.

Overview

On August 31, 2009, we entered into a letter of intent with Nevada Lithium regarding a business combination which may be effected in one of several different ways, including an asset acquisition, merger of our company and Nevada Lithium, or a share exchange whereby we would purchase the shares of Nevada Lithium from its shareholders in exchange for restricted shares of our common stock.

On October 9, 2009, we entered into a share exchange agreement with Nevada Lithium and the shareholders of Nevada Lithium. The closing of the transactions contemplated in the share exchange agreement and the acquisition of all of the issued and outstanding common stock in the capital of Nevada Lithium occurred on October 19, 2009. In accordance with the closing of the share exchange agreement, we issued 12,350,000 shares of our common stock to the former shareholders of Nevada Lithium in exchange for the acquisition, by our company, of all of the 12,350,000 issued and outstanding shares of Nevada Lithium. Also, pursuant to the terms of the share exchange agreement, a director of our company cancelled 220,000,000 restricted shares of our common stock. Nevada Lithium’s corporate status was allowed to lapse and the company’s status with the Nevada Secretary of State has been revoked.

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In June 2009 we optioned the Fish Lake Valley property in Esmeralda County Nevada, and ultimately earned a 100% interest in the property through a combination of exploration expenditures and share issuances.  Lithium Corporation performed geophysical, geochemical and drilling work in the area into early 2016 at which time we entered into an agreement with the forerunner of American Lithium Corporation (TSX-V:Li) who could have earned an undivided 80% interest (with the residual 20% interest being purchasable post earn-in) in the property by incurring exploration expenses, making cash and share payments over a period of three years.  American Lithium relinquished all interest in the property/option agreement in April 2019.  In April 2021 the Company entered into a Letter of Intent with Altura Mining Limited whereby Altura (now Morella Corporation ASX:1MC, OTC-QB: ALTAF) may earn a 60% interest in the property by incurring exploration expenses, and making staged cash and share payments to Lithium Corporation over the next four years.  Morella Corporation is the single largest shareholder in Lithium Corporation with over 8% of the Company’s common shares, having acquired an interest through a non-brokered private placement in the Company in 2012.

In 2010 the Company acquired the San Emidio property through the staking of claims on open Bureau of Land Management administered Federal land in Washoe County Nevada.  The company conducted geochemical, geophysical and drilling work over the next several years, and eventually optioned them off to American Lithium Corporation in May 2016 for a combination of exploration work, cash and share payments over the following three years.  American Lithium allowed the option to lapse in 2018.  In September 2021 Surge Battery Metals (TSX-V: Nili) entered into an option to earn an 80% interest in the property by incurring exploration expenses and making staged cash and share payments over the following five years.  Lithium Corporation received notification in August 2022 that Surge was relinquishing all interest in the property.  The company conducted a CSAMT geophysical survey on the property in Fall 2022.

In June 2013, we purchased a claim in the Sugar Lake area of British Columbia for 250,000 shares of our common stock. Known as the BC Sugar Property this property has expanded and contracted over time as we allowed a number of the less prospective claims to lapse. In January, 2014, we agreed to buy back the shares issued pursuant to the June 2013 agreement for $2,500. After doing considerable work up until spring 2019 all but approximately 203 acres (82.33 Hectares) of claims were allowed to lapse, and the property sat dormant. The market for flake graphite is improving, and the Company’s holdings here are currently approximately 203 acres (82.23 hectares), and the company is currently contemplating a work program here this year.

Effective  April 23,  2014,  we entered  into an  operating  agreement  with All American Resources,  L.L.C and TY & Sons Investments Inc. with respect to Summa, LLC, a Nevada  limited  liability  company  incorporated  on December  12, 2013, wherein we hold 25%, and are active “Managing Members”.  Our company's initial capital contribution to Summa, LLC was $125,000, of which $100,000 was in cash and the balance in services. To date we have contributed an additional $31,700 in cash, and also over the years an indeterminate amount of casual geological expertise to Summa, LLC.

 In recognition, Summa transferred five urban lots in Tonopah of indeterminate value in 2020, and since Jan 2021 have issued checks to the company for $138,000.  The Tonopah property was optioned in early 2020, and the Optionee has earned a 100% interest in the property.  Summa still retains a 1% (LTUM’s share 0.25%) Net Smelter Royalty on the property, as well as other interests around the state of Nevada, including a property in Belmont Nevada that is currently under option to Nevada Silver Corporation.

In April of 2016, our Company established a wholly owned subsidiary called Lithium Royalty Corp. The subsidiary was a Nevada Corporation and was the entity through which we had planned to build a portfolio of lithium mineral properties.  Also that April Lithium Royalty Corp acquired through staking the North Big Smoky Prospect, a block of placer mineral claims in Nye County Nevada.  On May 13, 2016 our wholly owned subsidiary  sold 100% of the  interest in the North Big Smoky property  through a Property  Acquisition  Agreement  with 1069934 Nevada Ltd. ("Purchaser") a private company.  Consideration paid to Lithium Royalty Corp. consisted of mainly of 300,000 shares in the "Purchaser Parent", 1069934 B.C. Ltd.    By agreement dated September 13, 2017 Lithium Corporation agreed to sell back the shares of 1069934 Nevada Ltd. to San Antone Minerals Corp. and compensation under the agreement was received on November 2, 2017.  The North Big Smoky claims were abandoned by the Purchaser in 2017 and recently the Company has re-staked claims in the general area, and optioned the property to Morella Corp (a related company) who conducted geochemical and geophysical work on the claims in 2022.

On February 16, 2017, we issued a news release announcing that we had signed a letter of intent with Nevada Sunrise Gold Corp., (“NEV” (TSX-V - NEV, OTC - NVSGF)) with respect to our Salt Wells lithium-in-brine prospect located in Churchill County Nevada. Under the terms of the agreement NEV was to earn a 100% interest in the property subject to a 2% Net Smelter Royalty (NSR), and by making staged payments of cash and shares over the next two years. Issues arose with respect to the claim block and Nevada Sunrise’s understanding of the placement of the block, and ultimately it was determined that the Company would be best served by cancelling the agreement and refunding the money (minus bank fees) that Nevada Sunrise had sent. An informal letter agreement releasing the parties of all obligations save for the Area of Mutual Interest clause was executed by both parties on May 5, 2017 and funds in the amount of $24,950 were returned to NEV.

On March 2, 2017 we issued a news release announcing that we had signed a letter of intent with Bormal Resources Inc. with respect to three Tantalum-Niobium properties (Michael, Yeehaw, and Three Valley Gap) located in British Columbia, Canada.

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Our Current Business

We are an exploration stage mining company engaged in the identification, acquisition, and exploration of metals and minerals with a focus on lithium mineralization on properties located in Nevada, and graphite and other energy metals properties in British Columbia.

Our current operational focus is to conduct generative exploration activities in Nevada, and on our titanium/REE and graphite properties, in British Columbia.

In April of 2016, our Company established a wholly owned subsidiary called Lithium Royalty Corp. The subsidiary was a Nevada Corporation and was the entity through which we had planned to build a portfolio of lithium mineral properties.  Also that April Lithium Royalty Corp  acquired through staking the North Big Smoky Prospect, a block of placer mineral claims in Nye County Nevada.  On May 13, 2016 our wholly  owned  subsidiary  sold 100% of the  interest in the North Big Smoky  Property  through a Property  Acquisition  Agreement  with 1069934 Nevada Ltd. ("Purchaser") a private company.  Consideration paid to Lithium Royalty Corp. consisted of mainly of 300,000 shares in the "Purchaser Parent", 1069934 B.C. Ltd.    By agreement dated September 13, 2017 Lithium Corporation agreed to sell back the shares of 1069934 Nevada Ltd. to San Antone Minerals Corp (successor corporation) and the North Big Smoky claims were allowed to lapse.  This area was subsequently re-staked by Lithium Corporation in March 2022, and optioned to Morella Corporation, a related company, who have completed Controlled Source Audio-Magnetotelluric (CSAMT) and Sediment Geochemical surveys on the property in 2022.

On September 16th 2021 Lithium Corporation signed an agreement with Surge Battery Metals whereby Surge could have earned an 80% interest in the Company’s San Emidio lithium-in-brine prospect in Washoe County Nevada, by paying an initial $50,000 and issuing 200,000 shares of Surge (TSX-V:Nili).  Surge had undertaken to make payments of $620,000 in cash and stock over 5 years while incurring expenditures on the property of $1,000,000 over that period. Upon fulfillment of the aforementioned commitments Surge would have been deemed to have earned their undivided 80% interest and could have formed a joint venture with the Company.  The Company had optioned this property off before as effective May 3, 2016, our company entered in to an Exploration Earn-In Agreement with 1067323 B.C. Ltd. with respect to our San Emidio property.  The terms of the formal agreement were;  payment of  $100,000,  issuance of 300,000  common  shares of 1067323 B.C. Ltd.,  or of the  publicly  traded  company  anticipated  to result from a Going Public  Transaction,  and work  performed on the property by the Optionee in the amount of  $600,000  over the following three  years to earn an 80%  interest  in the property.  1067323  then had a  subsequent  Earn-In  option to purchase  Lithium Corporation's  remaining 20% working  interest within three years of earning the 80% by paying our company a further $1,000,000,  at which point our company would retain a 2.5% Net Smelter Royalty, half of which could have been purchased by 1067323 for an  additional  $1,000,000.  1067323 B.C. Ltd. merged with American Lithium Corp., and the first tranche of cash and shares were issued in June of 2016.  The Company waived the work requirement for the first year and received extra shares of American Lithium Corp as consideration for the amendment to the Agreement. In June 2018, the Company received notification that the purchaser was relinquishing any right to earn an interest in the property and, as such, $202,901 was taken into income.  During the year-ended December 31, 2019, the Company recorded a $217,668 allowance for the property which then had a net book value of $Nil.  Surge Battery Metals completed some geochemical work on the prospect block and gave Lithium Corporation formal notice in Summer 2022 that they were relinquishing all interest in the property.  In Fall 2022 the Company completed a Controlled Source Audio- Magnetotelluric (CSAMT) survey on the property, and is currently considering next steps with respect to exploring and developing this property.

On April 29, 2021 we signed a Letter Of Intent (LOI) with Altura Mining Limited (now Morella Corporation after a name change) an Australian Lithium explorer and developer and related party, whereby Morella can earn a 60% interest in the Fish Lake Valley lithium-in-brine property in Esmeralda County, Nevada by paying the Company $675,000, issuing the equivalent of $500,000 worth of Morella stock, and expending $2,000,000 of exploration work over the next four years. To date Morella is current with its obligations under the formal agreement ratified on October 12th 2021, having paid the initial $50,000 on signing the LOI, the $100,000 due on signing the formal agreement, and has issued 28,176,951 shares of Morella (1MC:ASX, Altaf:OTC-QB) common stock.  On February 16, 2016, Lithium Corp had issued a news release announcing that our company had entered into a letter of intent with 1032701 B.C.  Ltd. with respect to our Fish Lake Valley property.  On March 10, 2016 we issued a news  release  announcing  the  signing of the Fish Lake Valley Earn-In  Agreement.  The terms of the Earn-In Agreement allowed 1032701 to earn an 80% interest in Fish Lake Valley for payments over three years  totaling  $300,000 and issuance of 400,000 common shares of the publicly traded company anticipated to result from a Going Public  Transaction,  and work  performed on the property over three  years in the amount of  $1,100,000.  1032701  then had a  Subsequent Earn-In option to purchase Lithium Corporation's  remaining 20% working interest within one year of earning the 80% by paying the  Company a further  $1,000,000, at that point the Company would retain a 2.5% Net Smelter Royalty, half of which could have been purchased by 1032701 for an additional  $1,000,000.  Menika Mining,  a publicly traded company on the TSX Venture  Exchange  trading  under the symbol MML announced on March 8, 2016 that it  intended  to acquire  1032701 B.C.  Ltd and the right to acquire the Fish Lake Valley  Property.  Menika Mining completed the acquisition of 1032701 B.C. and  fulfilled  the  initial  obligations  of the Fish Lake Valley Earn-In-Agreement in April of 2016.  Meninka later changed their name to American Lithium.  While the Purchaser did comply with all terms of the agreement with respect to cash and share payments the Company received formal notice of the relinquishment of the Purchasers right to earn an interest in the property on April 30th 2019.  As this was the termination of the option agreement $443,308 was taken into income.  During the year-ended December 31, 2019, the Company recorded a $159,859 allowance for the properties and at that time had a net book value of $Nil.  Morella has completed all year 1 requirements with respect to the earn-in and have completed a passive seismic survey, a Magnetotelluric (MT) geophysical survey, received all permits for an 8 hole drilling program and prepared the first site and installed surface casing.  Also they have previously shipped brine samples for further bench testing for amenability to direct lithium extraction (DLE), and have made provision to expand efforts in this regard while moving forward.

On March 2, 2017 we issued a news release announcing that we had signed a letter of intent with Bormal Resources Inc. with respect to three tantalum-niobium (Ta-Nb) properties (Michael, Yeehaw, and Three Valley Gap) located in British Columbia, Canada. The Michael property in the Trail Creek Mining Division was originally staked to cover one of the most compelling tantalum in stream sediment anomalies as seen in the government RGS database in British Columbia.  Bormal conducted a stream sediment sampling program in 2014, and determined that the tantalum-niobium in stream sediment anomaly here is bona fide, and in the order of 6 kilometers in length.  In November of 2016 Lithium Corporation conducted a short soil geochemistry orientation program on the property as part of its due diligence, and determined that there are elevated levels of tantalum-niobium in soils here.

Also in the general area of the Michael property, the Yeehaw property had been staked over a similar but lower amplitude tantalum/total rare earth elements (TREE’s) in stream sediment anomaly.  Both properties are situated within the Eocene Coryell Batholith, and at the time it was thought that these anomalies may arise from either carbonatite or pegmatite type deposits.  The Company conducted a helicopter borne bio-geochemical survey on these two properties in June 2017, which did return anomalous results.  This was followed up by a geological and geochemical examination of the Yeehaw property in early July 2017, and additional work of a similar nature later in July, and again in early October 2017. These examinations uncovered a zone roughly 30 meters wide which included an interval that is mineralized with approximately 0.75% TREE’s.  While markedly anomalous it is not exceedingly enriched in TREE’s.  However this zone may not be the “main event” in the area but a harbinger of bigger and better things, and also it is enriched in titanium (Ti), which could possibly be in the form of Perovskite, a mineral of considerable interest for the next generation of photo-voltaic cells.  Preliminary geological and geochemical work were performed on the Michael property in October of 2016, followed by a brief airborne biogeochemical survey in June of 2017, and additional ground geological and geochemical assessment work in early October, 2017.

The third property – Three Valley Gap, is in the Revelstoke Mining Division and is situated in a locale where several Nb-Ta enriched carbonatites have been noted to occur. A brief field program by Bormal in 2015 located one of these carbonatites, and concurrent soil sampling determined that the soils here are enriched with Nb-Ta over the known carbonatite, and indicated that there are other geochemical anomalies locally that may indicate that more carbonatites exist here and are shallowly buried.

On February 23, 2018 we issued a news release announcing that we had dropped any interest in the Michael and Three Valley Gap properties, and had renegotiated the final share payment as required in the agreement from 750,000 to 400,000 shares.  The final consideration shares were issued and the Yeehaw property has been transferred by Bormal.  During 2017 the Company conducted initial stream, rock and magnetometer surveys on the property, and discovered a 30 meter wide lamprophyric dyke (Horseshoe Bend showing) that exhibits anomalous titanium/REE mineralization.  The company staked an additional 5227 acre (2115.51 hectares) mineral claim and conducted a brief exploration program in Spring 2018 of geological mapping and rock and soil sampling on the property.  This program discovered a slightly stronger zone of similar mineralization approximately 660 feet (200 meters) to the northwest of the Horseshoe Bend, and similar float mineralization another 0.75 miles (1.2 kms) further to the northwest. Additional work was performed on the property in 2019 and 2020 which extended the known strike of the Horseshoe Bend showing approximately 50 meters to the west, and mineralized float was found that possibly indicates it could continue to the east for another several hundred meters.  The Company is currently in the planning stages for field season 2023.

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At the BC Sugar property in the Okanagan Highlands to the east of Vernon British Columbia the Company revised its trenching permit in 2017 and conducted a program of 12 mechanized test pits in May 2018.  This work was done in an area ranging from 1 to 1.5 kilometers to the east of the Weather Station Zone in a zone of numerous discrete conductors detected during the 2015 FDEM geophysical survey.  Three of these pits intercepted weathered weak to moderately mineralized graphitic material with the best assay being 2.62% graphitic, carbon, and six test pits bottomed in non-mineralized bedrock.  The remaining three did not reach bedrock or intercept graphitic material prior to reaching the maximum digging capability of the excavating equipment used.  The Company has reduced its acreage holdings here to approximately 203 acres (82  hectares) and is currently considering further work this year.

Effective  April 23,  2014,  we entered  into an  operating  agreement  with All American Resources,  L.L.C and TY & Sons Investments Inc. with respect to Summa, LLC, a Nevada  limited  liability  company  incorporated  on December  12, 2013, wherein we hold a 25% membership.  Summa was formed to acquire and administer the residual lands that originated in the 60’s and 70’s through Howard Hughes’s – Hughes Corporation, which went on a mining property buying spree at that time.  Our company's capital contribution to Summa, LLC was $125,000, of which $100,000 was in cash and the balance in services. To date we have contributed an additional $31,700 in cash, and also over the years an indeterminate amount of casual geological and land expertise to Summa, LLC.  In recognition, Summa transferred five urban lots in Tonopah of indeterminate value in 2020, and since Jan 2021 have issued checks to the company for $167,500.  The Tonopah property was optioned in early 2020, and the Optionee has earned a 100% interest in the property.  Summa still retains a 1% (LTUM’s share 0.25%) Net Smelter Royalty on the property. Recently Summa entered into an agreement with North American Silver Corporation (TSX-V:NSC) whereby NSC can earn a 100% interest with respect to Summa’s Belmont Nevada claims (not to be confused with the Belmont mine in Tonopah) by paying $200,000 in cash or at Optionor’s discretion shares over 5 years, and election must be made by the sixth agreement anniversary to purchase the lands (69.96 acres) at $10,000 per acre.  Should NSC earn their interest Summa, LLC would retain a 1% Net Smelter Royalty – 50% of which may be subsequently purchased by the Optionor.  Summa, LLC still retains a 100% interest (subject to a 2% NSR in favor of Summa Corp. (the successor entity to the Hughes Corporation) in a further five project areas in the state of Nevada, and Lithium Corporation remains committed to casually helping them move the projects along so that they may be optioned eventually.

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Our company intends to continue identifying additional lithium properties in Nevada and to conduct exploration on our British Columbia properties, while resuming exploration at San Emidio, and tracking progress at Fish Lake Valley. We will continue assessing our options with respect to our 25% interest in Summa, LLC, a private Nevada company, which holds the residue of Howard Hughes’ Summa Corp., and whose Tonopah prospect is presently optioned to Summa Silver Corp, while generating new prospects and evaluating property submittals for option or purchase.

Fish Lake Valley Property

Fish Lake Valley is a lithium enriched playa (also known as a salar, or salt pan), which is located in northern Esmeralda County in west central Nevada, and the property is roughly centered at 417050E 4195350N (NAD 27 CONUS). We currently hold eighteen, 80-acre Association Placer claims that cover approximately 1,440 acres (582.75 hectares). Lithium-enriched Tertiary-era Fish Lake formation rhyolitic tuffs or ash flow tuffs have accumulated in a valley or basinal environment. Over time interstitial formational waters in contact with these tuffs, have become enriched in lithium, boron and potassium which could possibly be amenable to extraction by evaporative methods. Our claim block here has expanded and contracted twice, at times when the lithium market has contracted, and the prudent thing to do would be to only maintain essential claims, in order to preserve capital.

The property was originally held under mining lease purchase agreement dated June 1, 2009, between Nevada Lithium Corporation, and Nevada Alaska Mining Co. Inc., Robert Craig, Barbara Craig, and Elizabeth Dickman. Nevada Lithium issued to the vendors $350,000 worth of common stock of our company in eight regular disbursements. All disbursements were made of stock worth a total of $350,000, and claim ownership was transferred to our company.

The geological setting at Fish Lake Valley is highly analogous to the salars of Chile, Bolivia, and Peru, and more importantly Clayton Valley, where Albemarle has its Silver Peak lithium-brine operation. Access is excellent in Fish Lake Valley with all-weather gravel roads leading to the property from state highways 264, and 265, and maintained gravel roads ring the playa. Power is available approximately 10 miles from the property, and the village of Dyer is approximately 12 miles to the south, while the town of Tonopah, Nevada is approximately 50 miles to the east.

Our company completed a number of geochemical and geophysical studies on the property, and conducted a short drill program on the periphery of the playa in the fall of 2010. Near-surface brine sampling during the spring of 2011 outlined a boron/lithium/potassium anomaly on the northern portions of the northern playa, that is roughly 1.3 x 2 miles long, which has a smaller higher grade core where lithium mineralization ranges from 100 to 150 mg/L (average 122.5 mg/L), with boron ranging from 1,500 to 2,670 mg/L (average 2,219 mg/L), and potassium from 5,400 to 8,400 mg/L (average 7,030 mg/L). Wet conditions on the playa precluded drilling there in 2011, and for a good portion of 2012, however a window of opportunity presented itself in late fall 2012. In November/December 2012 we conducted a short direct push drill program on the northern end of the playa, wherein a total of 1,240.58 feet (378.09 meters) was drilled in 20 holes at 17 discrete sites, and an area of 3,356 feet (1,023 meters) by 2,776 feet (846 meters) was systematically explored by grid probing. The deepest hole was 81 feet (24.69 meters), and the shallowest hole that produced brine was 34 feet (10.36 meters). The average depth of the holes drilled during the program was 62 feet (18.90 meters). The program successfully demonstrated that lithium-boron-potassium-enriched brines exist to at least 62 feet (18.9 meters) depth in sandy or silty aquifers that vary from approximately three to ten feet (one to three meters) in thickness. Average lithium, boron and potassium contents of all samples are 47.05 mg/L, 992.7 mg/L, and 0.535% respectively, with lithium values ranging from 7.6 mg/L to 151.3 mg/L, boron ranging from 146 to 2,160.7 mg/L, and potassium ranging from 0.1 to 1.3%. The anomaly outlined by the program is 1,476 by 2,461 feet (450 meters by 750 meters), and is not fully delimited, as the area available for probing was restricted due to soft ground conditions to the east and to the south. A 50 mg/L lithium cutoff is used to define this anomaly and within this zone average lithium, boron and potassium contents are 90.97 mg/L, 1,532.92 mg/L, and 0.88% respectively. On September 3, 2013, we announced that drilling had commenced at Fish Lake Valley. Due to storms and wet conditions in the area which our company hoped to concentrate on, the playa was not passable, and so the program concentrated on larger step-out drilling well off the playa. This 11 hole, 1,025 foot program did prove that mineralization does not extend much, if at all, past the margins of the playa, as none of the fluids encountered in this program were particularly briny, and returned values of less than 5 mg/L lithium.

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Our company is very pleased with the results here, and believes that the playa at Fish Lake Valley may be conducive to the formation of a “silver peak” style lithium brine deposit. Our company reviewed the results in regards to the overall geological interpretation of the lithium, boron and potassium bearing strata. The results confirm the presence of targeted mineralization and further evaluation programs will focus on determining the extent and depth of mineralization. Our company is currently assessing options on how best to further explore here.

We signed an Exploration Earn-In Agreement in February 2016 with 1032701 B.C. Ltd., a private British Columbia company with respect to our Fish Lake Valley lithium brine property.

1032701 B.C. Ltd., had the option to acquire an initial 80% undivided interest in the Fish Lake Valley property through the payment of an aggregate of US$300,000 in cash, completing a Going Public Transaction on or before May 6, 2016, and subject to the completion of the Going Public Transaction, arranging for the issuance of a total of 400,000 common shares in the capital of the Resulting Issuer as follows: (i) within five Business Days following the effective date,

•	Pay $100,000 to our company and issue 200,000 common shares of the TSX-V listed public company.
•	On or before the first anniversary of the signing of the Definitive Agreement pay $100,000 to our company and issue 100,000 common shares of the Optionee/TSX-V listed public company.
•	On or before the second anniversary of the signing of the definitive agreement pay $100,000 to our company and issue 100,000 common shares of the Optionee/TSX-V listed public company.

The Optionee had to make qualified exploration or development expenditures on the property of $200,000 before the first anniversary, an additional $300,000 before the second anniversary, an additional $600,000 prior to the third anniversary, and make all payments and perform all other acts to maintain the Property in good standing before fully earning their 80% interest. Additionally, terms were to be negotiated for the Optionee to purchase our 20% interest in the property for $1,000,000, at which point our interest would revert to a 2 1/2% Net Smelter Royalty (NSR). The Optionee may then elect at any time to purchase one half of our NSR for $1,000,000.

On April 7, 2016, 1032701 B.C. Ltd. was acquired by Menika Mining Ltd., which subsequently changed its name to American Lithium Corp.(TSXV: LI) In connection with the acquisition of 1032701 and in accordance with the Exploration Earn-In Agreement, 200,000 common shares were issued to our company. In addition, we received payment of $130,000. In March of 2017 American Lithium Corp. issued 100,000 common shares and paid the company $100,000 to satisfy their option commitment. In March of 2018 issued 10,000 common shares (as they had recently rolled their stock back on a 1 for 10 basis), and paid the company $100,000. In addition it was agreed that Lithium Corporation would extend the deadline for the year two exploration expenditure until September 30th 2018 for consideration of a further 80,000 shares.

American Lithium Corporation conducted confirmation shallow brine sampling on the property, and drilled two exploratory wells off the playa area in 2016. In Summer 2018 they reportedly completed a short seismic survey adjacent to the Company’s claims here, and attempted to drill a hole on the Company’s claims but were unsuccessful due to wet ground conditions. On April 30th 2019 American Lithium issued formal relinquishment of Purchasers right to earn the interest under the agreement.

On April 29, 2021 we signed a Letter Of Intent (LOI) with Altura Mining Limited an Australian Lithium explorer and developer, and related party, whereby Altura can earn a 60% interest in the Fish Lake Valley property by paying the Company $675,000, issuing the equivalent of $500,000 worth of Altura stock, and expending $2,000,000 of exploration work in the next four years. To date Altura has paid the initial $50,000 due at the signing of the LOI, and the parties had until July 31, 2021 to enter into a formal agreement, however Lithium Corporation agreed to extend the due diligence period until August 31, 2021. After doing due diligence Altura has indicated that they are moving forward with the project, and the parties have agreed that August 17th 2021 will be the effective date of the formal agreement, however the parties are still coming to terms at to the contents and form of the agreement. Should the formal agreement not be signed by October 15th, 2021 Altura has agreed to pay 2.5% interest (payable in shares) on the share portion of the option payment per month until the agreement is fully ratified. Altura (now Morella Corporation ASX:1MC, OTC-QB: ALTAF) is the single largest shareholder in Lithium Corporation with over 10%, having acquired an interest through a non-brokered private placement in the Company in 2012. Subsequent to the initial consideration share issue for the Fish Lake Valley transaction Lithium Corporation is now in the top 20 shareholders of Morella.

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San Emidio Property

The San Emidio property, located in Washoe County in northwestern Nevada, was acquired through the staking of claims in September 2011. The four, 80-acre, Association Placer claims currently held here cover an area of approximately 320 acres (129.50 hectares). The claim block has expanded and contracted a couple of times, in accordance with the state of the Lithium market. The property is approximately 65 miles north-northeast of Reno, Nevada, and has excellent infrastructure.

We developed this prospect during 2009, and 2010 through surface sampling, and the early reconnaissance sampling determined that anomalous values for lithium occur in the playa sediments over a good portion of the playa. This sampling appeared to indicate that the most prospective areas on the playa may be on the newly staked block proximal to the southern margin of the basin, where it is possible the structures that are responsible for the geothermal system here may also have influenced lithium deposition in sediments.

Our company conducted near-surface brine sampling in the spring of 2011, and a high resolution gravity geophysical survey in summer/fall 2011. Our company then permitted a 7 hole drilling program with the Bureau of Land Management in late fall 2011, and a direct push drill program was commenced in early February 2012. Drilling here delineated a narrow elongated shallow brine reservoir which is greater than 2.5 miles length, and which is adjacent to a basinal feature outlined by the earlier gravity survey. Two values of over 20 milligrams/liter lithium were obtained from two holes located centrally in this brine anomaly.

Most recently we drilled this prospect in late October 2012, further testing the area of the property in the vicinity where prior exploration by our company discovered elevated lithium levels in subsurface brines. During the 2012 program a total of 856 feet (260.89 meters) was drilled at 8 discrete sites. The deepest hole was 160 feet (48.76 meters), and the shallowest hole that produced brine was 90 feet (27.43 meters). The average depth of the seven hole program was 107 feet (32.61 meters). The program better defined a lithium-in-brine anomaly that was discovered in early 2012. This anomaly is approximately 0.6 miles (370 meters) wide at its widest point by more than 2 miles (3 kilometers) long. The peak value seen within the anomaly is 23.7 mg/l lithium, which is 10 to 20 times background levels outside the anomaly. Our company believes that, much like Fish Lake Valley, the playa at San Emidio may be conducive to the formation of a “Silver Peak” style lithium brine deposit, and the recent drilling indicates that the anomaly occurs at or near the intersection of several faults that may have provided the structural setting necessary for the formation of a lithium-in-brine deposit at depth.

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BC Sugar Flake Graphite Property

On June 6, 2013, we entered into a mining claim sale agreement with Herb Hyder wherein Mr. Hyder agreed to sell to our company a 50.829 acre (20.57 hectare) claim located in the Cherryville area of British Columbia. As consideration for the purchase of the property, we issued 250,000 shares of our company’s common stock to Mr. Hyder. In addition to the acquired claim, our company staked or acquired another 13 claims at various times over the subsequent months, to bring the total area held under tenure to approximately 19,816 acres (8,020 hectares). The flake graphite mineralization of interest here is hosted predominately in graphitic quartz/biotite, and lesser graphitic calc-silicate gneisses. The rocks in the general area of the BC Sugar prospect are similar to the host rocks in the area of the Crystal Graphite deposit 55 miles (90 kms) to the southeast. Over the past three years the claim block here has been strategically decreased, and the Company currently holds one tenure encompassing 203 acres (82.23 hectares).

The BC Sugar property is within the Shushwap Metamorphic Complex, in a geological environment favorable for the formation of flake graphite deposits, and is in an area of excellent logistics, with a considerable network of logging roads within the project area. Additionally the town of Lumby is approximately 19 miles (30 kms) to the south of the property, while the City of Vernon is only 30 miles (50 kms) to the southwest of the western portions of the claim block.

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We received final assays from the October 2013 prospecting and geological program at the BC Sugar property in December of 2013. That work increased the area known to be underlain by graphitic bearing gneisses, and further evaluations were made in the area of the Sugar Lake, Weather Station, and Taylor Creek showings. In the general vicinity of the Weather Station showing, a further 13 samples were taken, and hand trenching was performed at one of several outcrops in the area. In the trench a 5.2 meter interval returned an average of 3.14% graphitic carbon, all in an oxidized relatively friable gneissic host rock. Additionally a hydrothermal or vein type mineralized graphitic quartz boulder was discovered in the area which graded up to 4.19% graphitic carbon. The source of this boulder was not discovered during this program, but it is felt to be close to its point of origin. Samples representative of the mineralization encountered here were taken for petrographic study, which was received in late 2013. A brief assessment work program was performed in September 2014 to ensure all claims in the package were in good standing prior to the anticipated sale of this asset to Pathion Inc. Recommendations were made by the consulting geologist who wrote the assessment report with respect to trenching, and eventually drilling the Weather Station showing. Our company submitted a Notice of Work to the BC Government in early May 2015 to enable our company to conduct a program of excavator trenching, sampling and geological mapping on the Weather Station showing. In May of 2015 we signed an agreement with KLM Geosciences LLC of Las Vegas to conduct a short Ground Penetrating Radar (GPR) survey on the property in the Weather Station – Taylor Creek areas. The GPR survey as well as a GEM-2 electromagnetic (EM) survey took place in approximately mid-May 2015. The GPR survey did not provide useful data because of the moisture saturation in the shallow subsurface. The EM survey successfully generated an anomaly over known mineralization as well as extended the anomaly to the west under an area of cover consisting of glacial/fluvial till. Lithium Corporation is pleased with the results of the EM survey and has modified our work plans to include additional work that builds on the results of this survey.

In August of 2015 our Notice of Work for trenching was approved by the BC Government and in October we commenced work. A trench of 265.76 feet (81 meters) was excavated and graphitic gneiss was mapped and sampled. In all 23 samples were taken over the 69 meters of exposed mineralization that could be safely sampled. Trench depths varied from 1.2 meters in areas of semi-consolidated rock to 4.8 meters in areas of mainly decomposed material. There was an approximately 12 meter section of the trench of sand, and fluvial till in an ancient stream bed where the excavator could not reach the graphitic material that is inferred to exist at depths greater than 5 meters. Also there was a 4 meter section at depths from 4.8 to 5 meters where graphite mineralization could be seen at depth, but could not be safely sampled.

The entire 69 meter interval that was sampled averaged 1.997% graphitic carbon, and mineralization remains open in all directions. Within that interval there was a 30 meter section that averaged 2.73% graphitic carbon, and within that interval there was a 12 meter section that averaged 2.99% graphitic carbon. The best mineralization, and most friable material is proximal to the aforementioned abandoned creek channel, and it appears that proximity to this feature gave rise to the deep weathering profile encountered here. Determining the tenor, and extent of the friable material were the two major objectives of this program as this material, which is very similar to that mined at Eagle Graphite’s operation is very easy/economical to be mined and processed, and typically contains the highest percentages of graphite over consistent widths.

The Company revised its trenching permit in 2017 and conducted a program of 12 mechanized test pits in May 2018. This work was done in an area ranging from 1 to 1.5 kilometers to the east of the Weather Station Zone in a zone of numerous discrete conductors detected during the 2015 FDEM geophysical survey. Three of these pits intercepted weathered weak to moderately mineralized graphitic material with the best assay being 2.62% graphitic, carbon, and six test pits bottomed in non-mineralized bedrock. The remaining three did not reach bedrock or intercept graphitic material prior to reaching the maximum digging capability of the excavating equipment used. The Company has reduced its acreage holdings here to approximately 203 acres (82 hectares) to facilitate applying 5 years assessment credit to the property, and is effectively looking to place it on the “back burner” in favor of developing other prospects that are of greater commercial interest at this point.

The Hughes Claims

Effective April 23, 2014, we entered into an operating agreement with All American Resources, L.L.C and TY & Sons Investments Inc. with respect to Summa, LLC, a Nevada limited liability company incorporated on December 12, 2013, wherein we hold a 25% membership in a number of patented mining claims that spring from the once vast holdings of Howard Hughes. Our company’s initial capital contribution paid to Summa, LLC was $125,000, of which $100,000 was in cash and the balance in services.

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Our company participated in the formation of Summa, which holds 88 fee-title patented lode claims, which cover approximately 1,191.3 acres of prospective mineral lands. Our company has recently signed a joint operating agreement with the other participants to govern the conduct of Summa, and the development of the lands. Our company’s president, Tom Lewis, has been named as a managing member of Summa.

The Hughes lands are situated in six discrete prospect areas in Nevada, the most notable of which being the Tonopah block in Nye County where Summa holds 56 claims that cover approximately 770 acres in the heart of the historic mining camp where over 1.8 million ounces of gold and 174 million ounces of silver were produced predominately in the early 1900’s. The Hughes claims include a number of the prolific past producers in Tonopah, such as the Belmont, the Desert Queen, and the Midway mines. In addition there are also claims in the area of the past producing Klondyke East mining district, which is to the south of Tonopah, and at the town of Belmont (not to be confused with the Belmont claim in Tonopah), Nevada, another notable silver producer from the 1800’s, which is roughly 40 miles to the northeast of Tonopah.

Recently research has been conducted on the Hughes properties, focusing on the Tonopah area where reporting in the 1980’s, indicate that over 2.175 million tons of mine dumps and mill tailings exist at surface on Summa’s properties that contain in the order of 3.453 million ounces of silver, and 28,500 ounces of gold. In addition to this easily extractable surficial resource, other reports indicate that 300 - 500,000 tons of mineralized material is expected to remain at depth in old workings on Summa’s properties, which is believed to contain an average 20 ounces silver and 0.20 ounces gold per ton. Also several partially tested exploration targets have been identified on Summa’s Tonopah claims, where further work could potentially lead to a marked increase in known underground resources.

West Kirkland Mining has been working on the development of their 75% owned project in Tonopah, most recently drilling to increase the resource at the Three Hills gold/silver deposit where they intend to kick-off their mining efforts in the future. To that end they have bought an additional six patented mining claims here recently, and have also negotiated an agreement to procure rights for the water that they will need for processing. Presently the reserve at their Hasbrouck/Three Hills/Hill of Gold project stands at 45.3 million tons containing 762,000 ounces gold, and 10.6 million ounces Silver. Coeur Mines and partner Idaho North Resources drilled in the Klondyke area to the south of Tonopah (the same area where Summa holds several patented mining claims that arise from the Hughes acquisition), and have done some drilling recently in Tonopah on a prospect they have optioned adjacent and to the west of Summa’s holdings.

The ongoing litigation with respect to Summa’s Tonopah holdings had precluded investing time or money into the property, however in 2018 Summa won a “quiet title” case in the Fifth Judicial Court in Tonopah, which determined that Summas’ title is superior to all other claimants. In 2020 Summa, LLC signed an option agreement with 1237025 Nevada Ltd., which eventually merged with a CSE listed company that ultimately became Summa Silver Corp. Under the terms of the agreement Summa Silver has undertaken to explore the property, pay $400,000 in cash and $400,000 in shares and incur $1.5 million in exploration expenditures in installments over the next five years. The first anniversary of the agreement occurred in March 2021, with Summa Silver having drilled the property continuously from June until December, and expending over $4,000,000 in exploration on the property during that time. Lithium Corporation received $13,000 from Summa, LLC as disbursements relating to the Tonopah option in Q1 2021. The agreement contained an acceleration clause and on September 28, 2021 Summa Silver advised Summa, LLC that they would be exercising their right to accelerate, and as such Summa, LLC’s interest has converted to a 1% Net Smelter Royalty (one half of which Summa Silver may purchase for $4,000,000) as Summa Silver issued 364,209 shares to Summa LLC on October 8, 2021 and paid $275,000 in cash on October 8, 2021.

We are currently pursuing other properties which are believed to be prospective for hosting lithium, graphite, nickle - cobalt and Rare Earth Element mineralization, as well as evaluating a wide range of opportunities brought to our company by third parties.

Additionally our company continues its generative program exploring for new deposits of next generation battery related materials, as well as assisting in the further development of the Hughes properties.

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Competition

The mining industry is intensely competitive. We compete with numerous individuals and companies, including many major mining companies, which have substantially greater technical, financial and operational resources and staffs. Accordingly, there is a high degree of competition for access to funds. There are other competitors that have operations in the area and the presence of these competitors could adversely affect our ability to compete for financing and obtain the service providers, staff or equipment necessary for the exploration and exploitation of our properties.

Compliance with Government Regulation

Mining operations and exploration activities are subject to various national, state, provincial and local laws and regulations in United States and Canada, as well as other jurisdictions, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters.

We believe that we are and will continue to be in compliance in all material respects with applicable statutes and the regulations passed in the United States and Canada. There are no current orders or directions relating to our company with respect to the foregoing laws and regulations.

Research and Development

We have not incurred any research and development expenditures over the last two fiscal years.

Intellectual Property

We do not currently have any intellectual property, other than our domain name and website, www.lithiumcorporation.com.

Employees

We have no employees. Our officers and directors provide their services to our company as independent consultants.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this prospectus. Readers are also urged to carefully review and consider the various disclosures made by us, which attempt to advise interested parties of the factors which affect our business, including (without limitation) the disclosures made under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors”, and in the audited consolidated financial statements, interim consolidated financial statements, and related notes included elsewhere in this prospectus.

Plan of Operations and Cash Requirements

Cash Requirements

Our current operational focus is to conduct exploration activities on the Yeehaw, and BC Sugar properties in British Columbia, and the San Emidio, PLR and Overton properties in Nevada, while working towards generating other energy metals related projects. We expect to review other potential exploration third-party projects from time to time as they are presented to us.

Our net cash from financing activities during the year ended December 31, 2022 was $1,656,000 as compared to $2,054,028 during the year ended December 31, 2021.  As at December 31, 2022, we had approximately $3,576,911 in cash.

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Over the next twelve months (beginning March 1, 2023) we expect to expend funds as follows:

Estimated Net Expenditures During the Next Twelve Months
$
General, Administrative Expenses	150,000
Exploration Expenses	500,000
Investor Relations	40,000
Employee and Consultant Compensation	131,000
Equipment	40,000
Travel	30,000
Total	891,000

We have suffered recurring losses from operations. The continuation of our company is dependent upon our company attaining and maintaining profitable operations and raising additional capital as needed.

The continuation of our business is dependent upon obtaining further financing, a successful program of exploration and/or development, and, finally, achieving a profitable level of operations. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

There are no assurances that we will be able to obtain further funds required for our continued operations. As noted herein, we are pursuing various financing alternatives to meet our immediate and long-term financial requirements. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will be unable to conduct our operations as planned, and we will not be able to meet our other obligations as they become due. In such event, we will be forced to scale down or perhaps even cease our operations.

Results of Operations - Twelve Months Ended December 31, 2022 and 2021

The following summary of our results of operations should be read in conjunction with our financial statements for the year ended December 31, 2022, which are included herein.

Our operating results for the twelve months ended December 31, 2022, for the twelve months ended December 31, 2021 and the changes between those periods for the respective items are summarized as follows:

	Twelve Month Period Ended December 31, 2022	Twelve Month Period Ended December 31, 2021	Change Between Twelve Month Periods Ended December 31, 2022 and December 31, 2021
Revenue	$-	$-	$-
Professional fees	57,740	74,521	(16,781)
Depreciation	7,332	-	7,332
Exploration expenses – related party	15,151	12,234	2,917
Exploration expenses	144,816	33,756	111,060
Consulting fees – related party	459,772	120,000	339,772
Consulting fees	474,425	560,880	(86,455)
Transfer agent and filing fees	26,679	27,893	(1,214)
Travel	16,085	12,711	3,374
General and administrative	32,619	13,789	18,830
Change in fair value of marketable securities	258,689	987,489	(728,880)
Other income	(69,784)	(98,000)	28,216
Net loss	$1,423,524	$1,745,273	$321,749

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Our financial statements report a net loss of $1,423,524 for the twelve month period ended December 31, 2022 compared to a net loss of $1,745,273 for the twelve month period ended December 31, 2021. Our losses have decreased by $321,749, primarily as a result of a decrease in the loss resulting from a change in fair value of marketable securities offset by increases in consulting fees and exploration expenses.

Our operating expenses for the year ended December 31, 2022 were $1,234,619 compared to $855,784 as of December 31, 2021. The increase in operating expenses was across the board as the Company looked to ramp up  expenditures in efforts to heighten the profile of the company, while trying to move its properties further along the continuum towards development.

Liquidity and Financial Condition

Working Capital

	At December 31, 2022	At December 31, 2021
Current assets	$3,988,415	$2,659,106
Current liabilities	2,030,680	1,601,926
Working capital (deficiency)	$1,957,735	$1,057,180

Cash Flows

	Year Ended
	December 31
	2022	2021
Net cash (used in) operating activities	$(466,528)	$(202,032)
Net cash provided by (used in) investing activities	144,318	200,000
Net cash provided by financing activities	1,656,000	2,054,028
Net increase (decrease) in cash during period	$1,333,790	$2,051,996

Operating Activities

Net cash used in operating activities was $466,528 for the year ended December 31, 2022 compared with net cash used in operating activities of $202,032 in the same period in 2021.

Investing Activities

Net cash provided by investing activities was $144,318 for the year ended December 31, 2022 compared to net cash used in investing activities of $200,000 in the same period in 2021.

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Financing Activities

On January 25, 2021 we entered into a purchase agreement (the “Purchase Agreement”), and a registration rights agreement, (the “Registration Rights Agreement”), with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park has committed to purchase up to $10,300,000 of the Company’s common stock, $0.001 par value per share (the “Common Stock”). In connection with the execution of the Purchase Agreement, the Company sold, and Lincoln Park purchased, 380,952 shares of Common Stock for a purchase price of $160,000 (“Original Purchase”), and then another 357,995 shares (“Initial Purchase”) for $150,000 after SEC approval of the S-1 document in April 2021.

Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right, but not the obligation, to sell to Lincoln Park, and Lincoln Park is obligated to purchase up to $10,300,000 worth of shares of Common Stock. Such sales of Common Stock by the Company, if any, will be subject to certain limitations, and may occur from time to time, at the Company’s sole discretion, over the 36-month period commencing on the date that a registration statement covering the resale of shares of Common Stock that have been and may be issued under the Purchase Agreement, which the Company agreed to file with the Securities and Exchange Commission (the “SEC”) pursuant to the Registration Rights Agreement, is declared effective by the SEC and a final prospectus in connection therewith is filed and the other conditions set forth in the Purchase Agreement are satisfied, all of which are outside the control of Lincoln Park (such date on which all of such conditions are satisfied, the “Commencement Date”). The Company shall also have the right, but not the obligation to sell to Lincoln Park up to $150,000 of shares of Common Stock on the Commencement Date at the Purchase Price (as defined below).

Under the Purchase Agreement, on any business day over the term of the Purchase Agreement, the Company has the right, in its sole discretion, to present Lincoln Park with a purchase notice (each, a “Purchase Notice”) directing Lincoln Park to purchase up to 100,000 shares of Common Stock per business day, which increases to up to 150,000 shares in the event the price of the Company’s Common Stock is not below $0.25 per share; up to 200,000 shares in the event the price of the Company’s Common Stock is not below $0.35 per share and up to 250,000 shares in the event the price of the Company’s Common Stock is not below $0.50 (the “Regular Purchase”) (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement). In each case, Lincoln Park’s maximum commitment in any single Regular Purchase may not exceed $500,000. The Purchase Agreement provides for a purchase price per Purchase Share (the “Purchase Price”) equal to 93% of the lesser of:

●	the lowest sale price of the Company’s Common Stock on the purchase date; and

●

the average of the three lowest closing sale prices for the Company’s Common Stock during the twelve consecutive business days ending on the business day immediately preceding the purchase date of such shares.

In addition, on any date on which the Company submits a Purchase Notice to Lincoln Park, the Company also has the right, in its sole discretion, to present Lincoln Park with an accelerated purchase notice (each, an “Accelerated Purchase Notice”) directing Lincoln Park to purchase an amount of stock (the “Accelerated Purchase”) equal to up to the lesser of (i) three times the number of shares of Common Stock purchased pursuant to such Regular Purchase; and (ii) 30% of the aggregate shares of the Company’s Common Stock traded during all or, if certain trading volume or market price thresholds specified in the Purchase Agreement are crossed on the applicable Accelerated Purchase Date, the portion of the normal trading hours on the applicable Accelerated Purchase Date prior to such time that any one of such thresholds is crossed (such period of time on the applicable Accelerated Purchase Date, the “Accelerated Purchase Period”). The purchase price per share of Common Stock for each such Accelerated Purchase will be equal to 93% of the lesser of:

●	the volume weighted average price of the Company’s Common Stock during the applicable Accelerated Purchase Period on the applicable Accelerated Purchase Date; and

●	the closing sale price of the Company’s Common Stock on the applicable Accelerated Purchase Date.

Lincoln Park has no right to require the Company to sell any shares of Common Stock to Lincoln Park, but Lincoln Park is obligated to make purchases as the Company directs, subject to certain conditions. There are no upper limits on the price per share that Lincoln Park must pay for shares of Common Stock.

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The Company issued to Lincoln Park 1,375,779 shares of Common Stock as commitment shares in consideration for entering into the Purchase Agreement on the Execution Date.

Actual sales of shares of Common Stock to Lincoln Park under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Common Stock and determinations by the Company as to the appropriate sources of funding for the Company and its operations. Lincoln Park has no right to require any sales by the Company but is obligated to make purchases from the Company as it directs in accordance with the Purchase Agreement. Lincoln Park has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the Company’s shares.

At the end of the fiscal year on December 31, 2022 the company has sold 16,665,018 common shares to Lincoln Park for gross proceeds of $3,710,028, and to April 12th, 2023 the Company has sold 18,865,018 shares for gross proceeds of $3,945,428.

Contractual Obligations

As a “smaller reporting company”, we are not required to provide tabular disclosure obligations.

Going Concern

As of December 31, 2022, our company had a net loss of $1,423,524 and has earned no revenues. Our company intends to continue funding operations through our financing arrangement with Lincoln Park Capital, which should be sufficient to fund its capital expenditures, working capital and other cash requirements for the year ending December 31, 2022. The ability of our company to emerge from the development stage is dependent upon, among other things, obtaining additional financing to continue operations, and development of our business plan. In response to these problems, management intends to raise additional funds through public or private placement offerings. These factors, among others, raise substantial doubt about our company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with the accounting principles generally accepted in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our financial statements is critical to an understanding of our financial statements.

Exploration Stage Company

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles related to accounting and reporting by exploration stage companies. An exploration stage company is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenues there from.

Accounting Basis

The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America ("GAAP" accounting). The Company has adopted a December 31 fiscal year end.

Cash and Cash Equivalents

Cash includes cash on account, demand deposits, and short-term instruments with maturities of three months or less.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. The Company continually monitors its banking relationships and consequently has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

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Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company has yet to realize revenues from operations. Once the Company has commenced operations, it will recognize revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable.

Loss per Share

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. In the periods in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Income Taxes

The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Financial Instruments

The Company's financial instruments consist of cash, deposits, prepaid expenses, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Because of the short maturity and capacity of prompt liquidation of such assets and liabilities, the fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs are capitalized including licenses and lease payments. Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

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Recent Accounting Pronouncements

Leases (Topic 842). In February 2016, FASB issued ASU 2016-02, Leases (“ASU 2016-02”). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

The Company adopted the standard effective January 1, 2019. The standard allows a number of optional practical expedients to use for transition. The Company choose the certain practical expedients allowed under the transition guidance which permitted us to not to reassess any existing or expired contracts to determine if they contain embedded leases, to not to reassess our lease classification on existing leases, to account for lease and non-lease components as a single lease component for equipment leases, and whether initial direct costs previously capitalized would qualify for capitalization under FASB ASC 842. The new standard also provides practical expedients and recognition exemptions for an entity's ongoing accounting policy elections. The Company has elected the short-term lease recognition for all leases that qualify, which means that we do not recognize a ROU asset and lease liability for any lease with a term of twelve months or less.

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The most significant impact of adopting the standard was the recognition of ROU assets and lease liabilities for operating leases on the Company's consolidated balance sheet but it did not have an impact on the Company's consolidated statements of operations or consolidated statements of cash flows.

The Company did not have a cumulative effect on adoption prior to January 1, 2019.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this Update modify certain disclosure requirements of fair value measurements and are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company is currently unable to determine the impact on its financial statements of the adoption of this new accounting pronouncement.

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The new guidance is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. The amendment provides guidance on accounting for the impact of the Tax Cuts and Jobs Act (the “Tax Act”) and allows entities to complete the accounting under ASC 740 within a one-year measurement period from the Tax Act enactment date. This standard is effective upon issuance. The Tax Act has several significant changes that impact all taxpayers, including a transition tax, which is a one-time tax charge on accumulated, undistributed foreign earnings. The calculation of accumulated foreign earnings requires an analysis of each foreign entity’s financial results going back to 1986. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The guidance permits entities to reclassify tax effects stranded in Accumulated Other Comprehensive Income as a result of tax reform to retained earnings. This new guidance is effective for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted in annual and interim periods and can be applied retrospectively or in the period of adoption. The Company is currently in the process of evaluating the impact of adoption on its consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-Controlling Interests with a Scope Exception. Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable non-controlling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently unable to determine the impact on its consolidated financial statements of the adoption of this new accounting pronouncement.

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In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting , which clarifies when a change to the terms or conditions of a share-based payment award must be accounted for as a modification. The new guidance requires modification accounting if the fair value, vesting condition or the classification of the award is not the same immediately before and after a change to the terms and conditions of the award. The new guidance is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-4, Intangibles – Goodwill and Other (Topic 350): "Simplifying the Test for Goodwill Impairment. This update simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. Instead, under the amendments in this update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. An entity should apply the amendments in this update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. That disclosure should be provided in the first annual period and in the interim period within the first annual period when the entity initially adopts the amendments in this update. A public business entity that is an SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company is currently unable to determine the impact on its financial statements of the adoption of this new accounting pronouncement.

In January 2017, the FASB issued ASU No. 2017-1, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments of this ASU are effective for public business entities for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The amendments in this Update are to be applied prospectively on or after the effective date. The Company is currently unable to determine the impact on its financial statements of the adoption of this new accounting pronouncement.

DIRECTORS AND EXECUTIVE OFFICERS

All directors of our company hold office until the next annual meeting of the security holders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Tom Lewis	President, Treasurer, Secretary and Director	68	August 25, 2009
James Brown	Director	59	December 19, 2012
Brian Goss	Director	44	May 30, 2014

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

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Tom Lewis – President, Secretary, Treasurer, Director

Tom Lewis acted as president, treasurer, secretary and director of our company since August 25, 2009. Mr. Lewis resigned as president, treasurer and secretary of our company on August 13, 2014 and resumed the positions of President, Chief Financial Officer and Treasurer on February 7, 2017 Mr. Lewis has more than 38 years’ experience in the oil and gas and mineral exploration industries. He has held various positions including project geologist, project manager, senior project geologist, and vice president exploration. He also was an integral member of the development team that explored, and developed the Cortez Hills deposit in Crescent Valley Nevada.

In 1974, Mr. Lewis started his career in the oil fields, and worked in the geophysical, and drilling industries until 1981, when he became a petroleum landman for Westburne Petroleum & Minerals. While there he was responsible for the acquisition and disposition of interests and maintaining title to petroleum lands in various locales in the United States, and Western Canada. In 1989, he started his own business as a consulting geologist and has worked in numerous locations over the past 30 years, including the United States, Mexico, Canada, Portugal, Chile, Africa, India and Honduras. Some of the positions he held include: working with Teck Cominco in 1996 evaluating and exploring precious metal deposits in Southern Mexico; project manager on the Farim phosphate deposit for Champion Resources in Guinea Bissau, West Africa in 1998; project geologist in 2001 and 2002 for Crystal Graphite Corporation, project geologist on the Midway Gold project in Tonopah, Nevada, followed by two years as senior geologist at the Cortez Joint Venture in Crescent Valley, Nevada. By August 2005 he was named vice president of exploration in Portugal for St. Elias Mines, working on the Jales project, and developing grass roots projects in Nevada. Following his experience in Portugal and Nevada he consulted to Selkirk Metals and New World Resource Corp. on projects in western Canada and Nevada. Most recently he consulted to Kinross Gold USA evaluating possible acquisitions.

James Brown - Director

James Brown has acted as a director of our company since December 19, 2012. Mr. Brown is a mining engineer with more than 25 years’ experience in the coal mining and exploration industry in Australia and Indonesia, including 22 years at Australian based coal producer New Hope Corporation. During this time he has held positions from front line mine planning and supervision, land acquisition, government approvals and mine and business development. Mr. Brown is also the managing director of Altura Mining Limited (ASX: AJM) an Australian listed company focused primarily on developing the Pilgangoora lithium deposit in Western Australia. Mr. Brown has overseen the growth of Altura from $10 million to $156 million in market capitalization. James is a member of the Australian Institute of Company Directors (MAICD).

Brian Goss –Director

Brian Goss has acted as a director of our company since May 30, 2014. Mr. Goss acted as president, treasurer, secretary and director of our company since August 13, 2014. Mr. Goss resigned as president, treasurer and secretary of our company on February 7. 2017. Mr. Goss served as president, chief executive officer, chief financial officer, treasurer and a director of Graphite Corp. July 9, 2012 through August 12, 2014. Mr. Goss graduated from Wayne State University with a Bachelor of Science Degree in Geology in 2003. Mr. Goss worked the 2002-2003 field seasons for Kennecott Exploration during the early exploration stages of the Eagle Project, a Duluth Type high grade nickel and copper deposit in Michigan’s Upper Peninsula. At the end of 2003, he moved to Northeast Nevada to explore for Carlin Type gold deposits. From 2004-2007, he worked as a staff geologist for Cameco Corporation, and subsequently in its spin out company, Centerra Gold Inc., on the REN deposit where the exploration team drilled deep exploration holes using pre-collars with core tails to contribute to the expansion of the +1 million ounce gold deposit that was subsequently taken over by Barrick Gold. Mr. Goss also held several other project geologist positions before founding Rangefront Geological in early 2008. Mr. Goss has built Rangefront into a premier geological services company that caters to a large spectrum of clients in the mining and minerals exploration industries, and also is a director and officer of several Canadian publicly listed companies.

Employment Agreements

We have no formal employment agreements with any of our directors or officers.

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Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

1.	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

2.

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

3.

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

4.

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and- desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self- regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29)), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Ethics

Effective March 25, 2011, our company’s board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company’s principal executive officer and our principal financial and accounting officer, as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;

3.	compliance with applicable governmental laws, rules and regulations;

4.	the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

5.	accountability for adherence to the Code of Business Conduct and Ethics.

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Our Code of Business Conduct and Ethics requires, among other things, that all of our company’s personnel shall be accorded full access to our president and secretary with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company’s personnel are to be accorded full access to our company’s board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or secretary.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company’s president or secretary. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president or secretary, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company’s Code of Business Conduct and Ethics by another.

Our Code of Business Conduct and Ethics was attached as an exhibit to our annual report filed on Form 10-K with the SEC on April 15, 2013. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: Lithium Corporation, 1031 Railroad St, Suite 102B., Elko, Nevada 89801.

Board and Committee Meetings

Our board of directors held no formal meetings during the year ended December 31, 201912. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporate Law and our Bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Nomination Process

As of December 31, 2021, we did not effect any material changes to the procedures by which our shareholders may recommend nominees to our board of directors. Our board of directors does not have a policy with regards to the consideration of any director candidates recommended by our shareholders. Our board of directors has determined that it is in the best position to evaluate our company’s requirements as well as the qualifications of each candidate when the board considers a nominee for a position on our board of directors. If shareholders wish to recommend candidates directly to our board, they may do so by sending communications to the president of our company at the address on the cover of this annual report.

Audit Committee

Currently our audit committee consists of our entire board of directors. We do not have a standing audit committee as we currently have limited working capital and no revenues. Should we be able to raise sufficient funding to execute our business plan, we will form an audit, compensation committee and other applicable committees utilizing our directors’ expertise.

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Audit Committee Financial Expert

Currently our audit committee consists of our entire board of directors. We do not currently have a director who is qualified to act as the head of the audit committee.

EXECUTIVE COMPENSATION

The particulars of the compensation paid to the following persons:

(a)	our principal executive officer;

(b)	each of our two most highly compensated executive officers who were serving as executive officers at the end of the years ended December 31, 2022 and 2021; and

(c)

up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the years ended December 31, 2022 and 2021, who we will collectively refer to as the named executive officers of our company, are set out in the following summary compensation table, except that no disclosure is provided for any named executive officer, other than our principal executive officers, whose total compensation did not exceed $100,000 for the respective fiscal year:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Tom Lewis(1)President,	2022	Nil	Nil	Nil	Nil	Nil	Nil	175,000	(2)	175,000
Treasurer, Secretary, and Director	2021	Nil	Nil	Nil	Nil	Nil	Nil	120,500		120,500	(2)

Brian Goss(3)	2022	Nil	Nil	Nil	Nil	Nil	Nil	20,000		20,000
Director, Former President, Treasurer, Secretary	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil

(1)

Tom Lewis acted as president, treasurer, secretary and director of our company since August 25, 2009. Mr. Lewis resigned as president, treasurer and secretary of our company on August 13, 2014. Mr. Lewis resumed his positions of President, Chief Financial Officer and Treasurer on February 7, 2017

(2)	Mr. Lewis provides consulting services to our company as needed in relation to administration, project generation, and exploration of our company’s properties.

(3)

Mr. Goss has acted as a director of our company since May 30, 2014 and served as president, treasurer and secretary of our company from August 13, 2014 until February 7, 2017, and since September 14, 2021 is our Vice President of Business Development.

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There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive share options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that share options may be granted at the discretion of our board of directors.

2022 Grants of Plan-Based Awards

None.

Outstanding Equity Awards at Fiscal Year End

None.

Option Exercises and Stock Vested

None.

Compensation of Directors

We do not have any agreements for compensating our directors for their services in their capacity as directors, although such directors are expected in the future to receive stock options to purchase shares of our common stock as awarded by our board of directors.

The following table sets forth a summary of the compensation paid to our non-employee directors in 2022:

DIRECTOR COMPENSATION
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Tom Lewis(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
James Brown(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Goss(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)

Tom Lewis acted as president, treasurer, secretary and director of our company since August 25, 2009. Mr. Lewis resigned as president, treasurer and secretary of our company on August 13, 2014. Mr. Lewis resumed his positions as president, Chief Financial Officer and treasurer on February 7, 2017.

(2)	James Brown was appointed as a director of our company on December 19, 2012.
(3)

Brian Goss has acted as a director of our company since May 30, 2014. Mr. Goss was appointed as president, treasurer and secretary of our company on August 13, 2014. Mr. Goss resigned as president, treasurer and secretary on February 7, 2017, and since September 14, 2021 is our Vice President of Business Development.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years, is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except as disclosed herein, no director, executive officer, shareholder holding at least 5% of shares of our common stock, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction since the year ended December 31, 2022, in which the amount involved in the transaction exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at the year-end for the last three completed fiscal years.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common shares are quoted on the OTCQB operated by OTC Markets Inc., under the symbol “LTUM.” The following quotations, obtained from OTC Markets, reflect the high and low bids for our common shares based on inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

44

The high and low bid prices of our common stock for the periods indicated below are as follows:

OTC Bulletin Board (1)
Quarter Ended	High	Low
December 31, 2022	$0.149	$0.072
September 30, 2022	$0.230	$0.136
June 30, 2022	$0.408	$0.195
March 31, 2022	$0.298	$0.202
December 31, 2022	$0.347	$0.195
September 30, 2021	$0.480	$0.280
June 30, 2021	$0.510	$0.292
March 31, 2021	$1.220	$0.321
December 31, 2020	$0.269	$0.250

(1)	Over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.

Our shares are issued in registered form. Nevada Agency and Transfer Company, 50 West Liberty Street, Suite 880, Reno, Nevada 89501 (Telephone: (775) 322-0626; Facsimile: (775) 322-5623 is the registrar and transfer agent for our common shares.

Holders

As of May 1, 2023, we had approximately 14 registered holders of record of our common stock. A significant number of our shares of common stock were held in street name and, as such, we believe that the actual number of beneficial owners of our common stock is significantly higher.

Dividends

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

45

Securities Authorized for Issuance under Equity Compensation Plans

On December 29, 2009, our board of approved the adoption of the 2009 Stock Plan which permits our company to issue up to 6,055,000 shares of our common stock to directors, officers, employees and consultants. This plan had not been approved by our security holders. Over the 10 years the plan was in effect seven consultants, one past director and one current director utilized it to purchase a total of 1,900,000 shares of the Company at various times over the life of the plan.

On May 16, 2022, our board of approved the adoption of the 2022 Stock Plan which permits our company to issue up to 12,000,000 shares of our common stock to directors, officers, employees and consultants. This plan had not been approved by our security holders.  To date no shares have been issued subject to the provisions of this plan.

The following table summarizes certain information regarding our equity compensation plans as at December 31, 2022:

Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	Nil	Nil	Nil
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	Nil	Nil	Nil

Convertible Securities

As of December 31, 2021, we had no outstanding options to purchase any shares of our common stock.

Recent Sales of Unregistered Securities

We did not sell any equity securities which were not registered under the Securities Act during the year ended December 31, 2021 that were not otherwise disclosed on our quarterly reports on Form 10-Q or our current reports on Form 8-K filed during the year ended December 31, 2021.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 1, 2023, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our common shares, as well as by each of our current directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Tom Lewis(2) PO Box 2053 Richland, WA 99352	5,000,000 Common Shares	4.78%
James Brown(3) Apartment Pearl Garden, Unit No. Wp00606 Jl. Jen. Gatot Subroto Kav 5-7 Jakarta 12930 Indonesia	Nil	0%
Brian Goss(4) 1031 Railroad Street Suite 102B Elko, NV 89801	Nil	0%
Directors and Executive Officers as a Group	5,000,000 Common Shares	4.78%
John Hiner 9443 Axlund Road Lynden, WA 98264	8,686,110 Common Shares	8.31%
Altura Lithium Pty. Ltd. P.O. Box 4088 Springfield, Qld., 4300 Australia	9,989,076 Common Shares	9.56%

Shareholders Holding Over 5%	18,675,186 Common Shares	21.01%

46

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on May 1, 2023. As of May 1, 2023 there were 115,892,441 shares of our company’s common stock issued and outstanding.

(2)

Tom Lewis acted as president, treasurer, secretary and director of our company since August 25, 2009. Mr. Lewis resigned as president, treasurer and secretary of our company on August 13, 2014. Mr. Lewis resumed his positions as president, Chief Financial Officer and treasurer on February 7, 2017.

(3)	James Brown was appointed as a director of our company on December 19, 2012.
(4)

Mr. Goss has acted as a director of our company since May 30, 2014 and was appointed as president, treasurer and secretary of our company on August 13, 2014. Mr. Goss resigned as president, treasurer and secretary on February 7, 2017.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by William (Bill) Macdonald,  of Vancouver, British Columbia (“WLMLaw”).

EXPERTS

Our consolidated financial statements appearing elsewhere in this registration statement for the years ended December 31, 2022 and 2021, and the effectiveness of our internal control over financial reporting as of December 31, 2022, have been audited by M&K, CPAS, an independent registered public accounting firm, as set forth in their reports thereon (which include an explanatory paragraph related to the change in the method of accounting for leases and an explanatory paragraph about the existence of substantial doubt about the Company’s ability to continue as a going concern). Such consolidated financial statements are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing, in giving said reports.

47

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. Because we are subject to the information and reporting requirements of the Exchange Act, we file periodic reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

We have filed with the Commission a registration statement under the Securities Act of 1933, as amended, relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement for free at www.sec.gov.

We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

48

LITHIUM CORPORATION

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Lithium Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Lithium Corporation (the Company) as of December 31, 2022 and 2021, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has negative cash flows from operations for the year which raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Black Scholes Calculations

As discussed in Note 7 to the financial statements, the Company utilizes Black Scholes calculations to determine fair value of the Company’s stock options.

Auditing management’s calculations of fair value of stock options involves significant judgements and estimates to determine the proper value. Volatility and term are the major assumptions used by management in determining the value of the stock options.

To evaluate the appropriateness of fair value calculation, we evaluated management’s significant judgements and estimates in what inputs were utilized within the Black Scholes calculations. Additionally, we evaluated management’s disclosure of the Black Scholes calculations in Note 7 of the financial statements.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC

We have served as the Company’s auditor since 2016.

Firm ID 2738

Houston, TX

April 14, 2023

F-2

LITHIUM Corporation

Balance Sheets

ASSETS
	December 31, 2022	December 31, 2021
CURRENT ASSETS
Cash	$3,576,911	$2,243,121
Marketable securities	372,972	393,481
Deposits	700	700
Prepaid expenses	37,832	21,804
Total Current Assets	3,988,415	2,659,106

OTHER ASSETS
Equipment, net of accumulated depreciation	28,318	-

TOTAL ASSETS	$4,016,733	$2,659,106

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$5,598	$18,705
Accounts payable and accrued liabilities - related party	25,718	2,251
Allowance for optioned properties	1,999,364	1,580,970

TOTAL CURRENT LIABILITIES	2,030,680	1,601,926

TOTAL LIABILITIES	2,030,680	1,601,926

Commitments and contingencies

STOCKHOLDERS' EQUITY
Common stock, 3,000,000,000 shares authorized, par value $0.001; 113,692,441 and 103,492,441 common shares outstanding, respectively	113,693	103,493
Additional paid in capital	8,571,524	6,925,724
Additional paid in capital - options	887,910	191,513
Additional paid in capital - warrants	369,115	369,115
Accumulated deficit	(7,956,189)	(6,532,665)

TOTAL STOCKHOLDERS' EQUITY	1,986,053	1,057,180

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,016,733	$2,659,106

The accompanying notes are an integral part of these financial statements.

F-3

LITHIUM Corporation

Statements of Operations

	Year Ended December 31, 2022	Year Ended December 31, 2021

REVENUE	$-	$-

OPERATING EXPENSES
Professional fees	57,740	74,521
Depreciation	7,332	-
Exploration expenses - related party	15,151	12,234
Exploration expenses	144,816	33,756
Consulting fees - related party	459,772	120,000
Consulting fees	474,425	560,880
Transfer agent and filing fees	26,679	27,893
Travel	16,085	12,711
General and administrative expenses	32,619	13,789
TOTAL OPERATING EXPENSES	1,234,619	855,784

LOSS FROM OPERATIONS	(1,234,619)	(855,784)

OTHER INCOME (EXPENSES)
Change in fair value of marketable securities	(258,689)	(987,489)
Other income	10,284	-
Other income - related party	59,500	98,000
TOTAL OTHER INCOME (EXPENSE)	(188,905)	(889,489)

LOSS BEFORE INCOME TAXES	(1,423,524)	(1,745,273)

PROVISION FOR INCOME TAXES	-	-

NET INCOME (LOSS)	$(1,423,524)	$(1,745,273)

NET LOSS PER SHARE: BASIC AND DILUTED	$(0.01)	$(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING: BASIC AND DILUTED	107,814,085	99,843,819

The accompanying notes are an integral part of these financial statements.

F-4

LITHIUM Corporation

Statements of Stockholders' Equity

				Additional	Additional
			Additional	Paid-in	Paid-in		Total
	Common Stock		Paid-in	Capital -	Capital -	Accumulated	Stockholders'
	Shares	Amount	Capital	Warrants	Options	Deficit	Equity

Balance, December 31, 2020	95,651,644	$95,652	$4,322,347	$369,115	$191,513	$(4,787,392)	$191,235

Shares issued for services	1,375,779	1,376	555,814	-	-	-	557,190
Shares issued for cash	6,465,018	6,465	2,047,563	-	-	-	2,054,028
Net loss	-	-	-	-	-	(1,745,273)	(1,745,273)

Balance, December 31, 2021	103,492,441	103,493	6,925,724	369,115	191,513	(6,532,665)	1,057,180

Shares issued for cash	10,200,000	10,200	1,645,800	-	-	-	1,656,000
Stock based compensation	-	-	# -	-	696,397	-	696,397
Net income	-	-	-	-	-	(1,423,524)	(1,423,524)

Balance, December 31, 2022	113,692,441	$113,693	$8,571,524	$369,115	$887,910	$(7,956,189)	$1,986,053

The accompanying notes are an integral part of these financial statements.

F-5

LITHIUM Corporation

Statements of Cash Flows

	Year Ended December 31, 2022	Year Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the period	$(1,423,524)	$(1,745,273)

Adjustment to reconcile net income (loss) to net cash used in operating activities
Shares issued for services	-	557,190
Change in fair value of marketable securities	258,689	987,489
Depreciation	7,332	-
Stock based compensation	696,397	-
Loss on sale of marketable securities	246	-
Changes in assets and liabilities:
(Increase) Decrease in prepaid expenses	(16,028)	(7,578)
Increase (decrease) in accounts payable and accrued liabilities	10,360	6,140
Net Cash (Used in) Operating Activities	(466,528)	(202,032)

CASH FLOWS FROM INVESTING ACTIVITY:
Cash from property agreements	165,000	200,000
Cash from sale of marketable securities	14,968	-
Purchase of equipment	(35,650)	-
Net Cash Provided by Investing Activities	144,318	200,000

CASH FLOWS FROM FINANCING ACTIVITY:
Shares issued for cash	1,656,000	2,054,028
Net Cash Provided by Financing Activity	1,656,000	2,054,028

Increase (Decrease) in cash	1,333,790	2,051,996
Cash, beginning of period	2,243,121	191,125
Cash, end of period	$3,576,911	$2,243,121

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

NON CASH TRANSACTIONS
Marketable securities received as consideration for mineral property	$253,394	$-

The accompanying notes are an integral part of these financial statements.

F-6

Lithium Corporation

Notes to the Financial Statements

December 31, 2022

Note 1 - Summary of Significant Accounting Policies

Lithium Corporation (formerly Utalk Communications Inc.) (the “Company”) was incorporated on January 30, 2007 under the laws of Nevada. On September 30, 2009, Utalk Communications Inc. changed its name to Lithium Corporation.

Nevada Lithium Corporation was incorporated on March 16, 2009 under the laws of Nevada under the name Lithium Corporation. On September 10, 2009, the Company amended its articles of incorporation to change its name to Nevada Lithium Corporation. By agreement dated October 9, 2009 Nevada Lithium Corporation and Lithium Corporation amalgamated as Lithium Corporation. Lithium Corporation is engaged in the acquisition and development of certain lithium interests in the state of Nevada, and battery or Tech metals prospects in British Columbia and is currently in the exploration stage.

Accounting Basis

The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America ("GAAP" accounting). The Company has adopted a December 31 fiscal year end.

Cash and Cash Equivalents

Cash includes cash on account, demand deposits, and short-term instruments with maturities of three months or less.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. The Company continually monitors its banking relationships and consequently has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Such estimates include the useful life of equipment and inputs related to the calculation of the fair value of stock options. Actual results could differ from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. For the comparative periods, revenue has not been adjusted and continues to be reported under ASC 605 — Revenue Recognition. Under ASC 605, revenue is recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the performance of service has been rendered to a customer or delivery has occurred; (3) the amount of fee to be paid by a customer is fixed and determinable; and (4) the collectability of the fee is reasonably assured.

Research and Development

Research and development costs are expensed as incurred. During the year ended December 31, 2022 and 2021, the Company did not have any research and development costs.

F-7

Advertising Costs

Advertising costs are expensed as incurred. During the year ended December 31, 2022 and 2021, the Company did not have any advertising costs.

Income per Share

Basic income per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities, represented by 3,700,000 stock options outstanding, is excluded in diluted earnings per share by application of the "if converted" method. In the periods in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same. The Company did not have any dilutive securities for the period ended December 31, 2021.

Income Taxes

The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Financial Instruments

The Company's financial instruments consist of cash, deposits, prepaid expenses, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Because of the short maturity and capacity of prompt liquidation of such assets and liabilities, the fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs are capitalized including licenses and lease payments. Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Optioned Properties

Properties under the Company’s ownership which have been optioned to a third party are deemed the Company’s property until all obligations under an option agreement are met, at which point the ownership of the property transfers to the third party. All non-refundable payments received prior to all obligations under an option agreement being met are considered liabilities until such time all obligations have been met, at which time ownership of the property transfers to the third party and the Company includes option payments into its statement of operations.

Recent Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board ("FASB"), issued Accounting Standards Update ("ASU") 2016-01, "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends the guidance in U.S. generally accepted accounting principles on the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the ASU clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities.

The Company does not expect that recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2022, are of significance or potential significance to the Company.

F-8

Note 2 – Going Concern

As reflected in the accompanying financial statements, the Company has used $466,528 (2021: $202,032) of cash in operations for the year ended December 31, 2022. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

Note 3 – Fair Value of Financial Instruments

Under FASB ASC 820-10-5, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under GAAP, certain assets and liabilities must be measured at fair value, and FASB ASC 820-10-50 details the disclosures that are required for items measured at fair value.

The Company has certain financial instruments that must be measured under the new fair value standard. The Company’s financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy. The three levels are as follows:

-	Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

-	Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

-	Level 3 - Unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following schedule summarizes the valuation of financial instruments at fair value on a recurring basis in the balance sheets as of December 31, 2022 and December 31, 2021, respectively:

	Fair Value Measurements at December 31, 2022
	Level 1	Level 2	Level 3
Assets
Cash	$3,576,911	$-	$-
Marketable securities	372,972
Total Assets	3,949,883	-	-
Liabilities
Total Liabilities	-	-	-
	$3,949,883	$-	$-

	Fair Value Measurements at December 31, 2021
	Level 1	Level 2	Level 3
Assets
Cash	$2,243,121	$-	$-
Marketable securities	393,481
Total Assets	2,636,602	-	-
Liabilities
Total Liabilities	-	-	-
	$2,636,602	$-	$-

F-9

Note 4 – Marketable Securities

The Company owns marketable securities (common stock) as outlined below:

Balance, December 31, 2021	$393,481
Additions	253,394
Disposals	(15,214)
Fair value adjustment	(258,689)

Balance, December 31, 2022	$372,972

The Company classifies it’s marketable securities as available for sale.

During the year ended December 31, 2022, the Company received 7,050,000 common shares from a related party with a value of $126,697 related to the option of the Fish Lake Property.

During the year ended December 31, 2022, the Company received 7,050,000 common shares from a related party with a value of $126,697 related to the option of the North Big Smoky Property.

Note 5 - Prepaid Expenses

Prepaid expenses consisted of the following at December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
Professional fees	$-	$4,800
Other	14,918
Transfer agent fees	18,413	17,004
Total prepaid expenses	$37,832	$21,804

Note 6 - Capital Stock

The Company is authorized to issue 3,000,000,000 shares of it $0.001 par value common stock.

Common Stock

During the year-ended December 31, 2021, we issued 6,450,018 common shares for proceeds of $2,054,028 and issued 1,375,779 common shares with a fair value of $557,190 for services.

During the year-ended December 31, 2022, we issued 10,200,000 common shares for proceeds of $1,656,000.

Note 7 – Stock Options

On May 26, 2022, the Company granted 3,700,000 stock options with an exercise price of $0.22, a term of 5 years and vest immediately. These options were vested on the date of grant and resulted in stock-based compensation of $696,397. Of the options granted, 1,600,000 were granted to 4 related parties including officers and directors and 2,100,000 were granted to 15 consultants of the Company. As of December 31, 2022, no stock options have been exercised.

F-10

The fair value of options granted during the year ended December 31, 2022 were determined using the Black Scholes method with the following assumptions:

	Year-ended December 31, 2022	Year-ended December 31, 2021
Risk free interest rate	2.8%	-
Stock volatility factor	107%-118%	-
Weighted average expected life of options	2.5-5 years	-
Expected dividend yield	0%	-

A summary of the Company’s stock option activity and related information follows:

	Year-ended December 31, 2022		Year-ended December 31, 2021
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	-	-	-	-
Granted	3,700,000	$0.22	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-

Outstanding, end of year	3,700,000	$0.22	-	-

As of December 31, 2022, the intrinsic value of the stock options was approximately $0. Stock option expense for the year ended December 31, 2022 was $696,397. The comparative period does not have intrinsic or stock option expense as there were no options outstanding during the period ending or as at December 31, 2021

The following table summarizes the stock options outstanding at December 31, 2022:

Issue Date	Number	Price	Expiry Date	Outstanding at December 31, 2022	Weighted Average Remaining Contractual Life (in years)

May 26, 2022	3,700,000	$0.22	May 26, 2027	3,700,000	4.40

Note 8 – Mineral Properties

Fish Lake Valley

On April 29, 2021 we signed a Letter Of Intent (LOI) with Morella Corporation (formerly Altura Mining Limited) an Australian Lithium explorer and developer, and related party, whereby Morella can earn a 60% interest in the Fish Lake Valley property by paying the Company $675,000, issuing the equivalent of $500,000 worth of Altura stock, and expending $2,000,000 of exploration work in the next four years. To date Morella Corporation has paid $250,000 and issued 28,176,951 common shares with a fair value of $1,456,407.

The Letter of Intent was signed with a purchaser that has a common director as the Company.

F-11

San Emidio

On September 16th 2021 Lithium Corporation signed an agreement with Surge Battery Metals whereby Surge could have earned an 80% interest in the Company’s San Emidio lithium-in-brine prospect in Washoe County Nevada. Surge paid Lithium Corporation $50,000 and issued 200,000 common shares valued at $51,260 on signing the agreement, but relinquished all interest in the agreement and the property in July of 2022, so no further funds or shares were issued under the terms of the agreement.

North Big Smokey

On May 24, 2022 the Company signed a Letter Of Intent (LOI) with Morella Corporation, an Australian Lithium explorer and developer, and related party, whereby Morella can earn a 60% interest in the Big North Smokey property by issuing the equivalent of $500,000 worth of Morella Corporation stock, and expending $1,000,000 of exploration work in the next four years. To date Morella Corporation has paid $65,000 and issued 7,050,000 common shares with a fair value of $126,697.

The Letter of Intent was signed with a purchaser that has a common director as the Company.

Note 9 – Allowance for Optioned Properties

Fish Lake Valley

On October 21, 2021 we signed an agreement with Morella Corporation, an Australian Lithium explorer and developer, and related entity whereby Morella Corporation can earn a 60% interest in the Fish Lake Valley property by paying the Company $675,000, issuing the equivalent of $500,000 worth of Altura stock, and expending $2,000,000 of exploration work in the next four years.

As of December 31, 2022, the Company has received $250,000 and received 35,226,951 common shares with a fair value of $1,456,407 in relation to the letter of intent. The Company recorded $1,706,407 as a liability against the property until either the purchaser returns the property to the Company or the purchaser has met all the obligations associated with the agreement, at which time the liability will be charged to the statement of operations.

The agreement was signed with a purchaser that has a common director as the Company.

San Emidio

On September 16, 2021, the Company entered into a Letter of Intent with respect to the San Emidio Property whereby the optionor will pay $50,000 on signing (received) and issue 200,000 common shares within 5 days of closing.

As of December 31, 2022, the Company has received $50,000 and 200,000 common shares, valued at $51,260, in relation to the letter of intent. The Company recorded $101,260 as a liability against the property until either the purchaser returns the property to the Company or the purchaser has met all the obligations associated with the agreement, at which time the liability will be charged to the statement of operations.

North Big Smokey

On May 24, 2022 the Company signed a Letter Of Intent (LOI) with Morella Corporation, an Australian Lithium explorer and developer, and related party, whereby Morella can earn a 60% interest in the Big North Smokey property by issuing the equivalent of $500,000 worth of Morella Corporation stock, and expending $1,000,000 of exploration work in the next four years. To date Morella Corporation has paid $65,000 and received 7,050,000 common shares with a fair value of $126,697. The Company recorded $191,697 as a liability against the property until either the purchaser returns the property to the Company or the purchaser has met all the obligations associated with the agreement, at which time the liability will be charged to the statement of operations.

The Letter of Intent was signed with a purchaser that has a common director as the Company.

F-12

Note 10 – Related Party Transactions

The Company paid cash consulting fees totaling $204,000 to related parties and non-cash stock option compensation expenses of $255,772 to related parties for the year ended December 31, 2022, respectively (2021: $120,000 and $Nil).

The Company paid exploration fees totaling $15,151 to related parties for the year ended December 31, 2022 (2021L $12,234).

The Company paid rent fees totaling $6,000 to related parties for the year ended December 31, 2022.

As at December 31, 2022, the Company had $25,718 owing to related parties.

During the year ended December 31, 2022, the company received $59,500 ($98,000 in 2021) in distributions from Summa, LLC, a Limited Liability Corporation with some shared management. The Company holds a 25% investment in Summa LLC. The investment was written off in 2016 as there was significant doubt about the fair value of the investment in the period.

As of December 31, 2022, the Company has received $65,000 and received 7,050,000 common shares with a fair value of $126,697 from a related party through common directors in relation to the letter of intent signed in relation to the North Big Smokey Property. See notes 4, 7 and 8.

As of December 31, 2022, the Company has received $250,000 and 35,226,951 common shares from a related party through common directors with a fair value of $1,456,407 in relation to the agreement signed in relation to the Fish Lake property. See note 4, 7 and 8.

Note 11 – Income Taxes

As of December 31, 2022, the Company had net operating loss carry forwards of approximately $7,955,000 that may be available to reduce future years' taxable income in varying amounts through 2034. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards.

The provision for Federal income tax consists of the following for the years ended December 31, 2022 and 2021:

	2022	2021
Federal income tax benefit attributable to:
Current operations	$298,830	$366,510
Less: valuation allowance	(298,830)	(366,510)
Net provision for Federal income taxes	$-	$-

The cumulative tax effect at the expected rate of 21% (2020: 21%) of significant items comprising our net deferred tax amount is as follows at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Deferred tax asset attributable to:
Net operating loss carryover	$1,670,594	$1,371,764
Less: valuation allowance	(1,670,594)	(1,371,764)
Net deferred tax asset	$-	$-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards of approximately $7,955,000 for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years.

F-13

Note 12 – Commitments and Contingencies

On July 1, 2021, the Company signed a rental agreement with a related party for office and storage space. The rental agreement is on a month-to-month basis for a monthly fee of $500 with no escalating payments. As the Company cannot determine the amount of time it will stay in the lease then a lease period cannot be determined and, as such, the agreement does not fall under ASC 842.

From time to time, we may be involved in routine legal proceedings, as well as demands, claims and threatened litigation that arise in the normal course of our business. The ultimate amount of liability, if any, for any claims of any type (either alone or in the aggregate) may materially and adversely affect our financial condition, results of operations and liquidity. In addition, the ultimate outcome of any litigation is uncertain. Any outcome, whether favorable or unfavorable, may materially and adversely affect us due to legal costs and expenses, diversion of management attention and other factors. We expense legal costs in the period incurred. We cannot assure you that additional contingencies of a legal nature or contingencies having legal aspects will not be asserted against us in the future, and these matters could relate to prior, current or future transactions or events. As of December 31, 2022, there were no pending or threatened litigation against the Company.

Note 13 – Subsequent Events

The Company has analyzed its operations subsequent to December 31, 2022 through the date these financial statements were issued, and has determined that it does not have any material subsequent events to disclose other than those below.

Subsequent to December 31, 2022, the Company issued 2,200,000 common shares for proceeds of $235,400.

F-14

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There were no disagreements related to accounting principles or practices, financial statement disclosure, internal controls or auditing scope or procedure during the two fiscal years and interim periods.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company’s financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation, the Company’s principal executive and principal financial officers have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective as of December 31, 2022 to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Our officers also concluded that our disclosure controls and procedures are ineffective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of internal control include providing management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management’s authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework, as published in 1992.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 Framework in Internal Control — Integrated Framework. Based on this evaluation, management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2022, our internal control over financial reporting was ineffective.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2021, our management determined that there were control deficiencies that constituted material weaknesses, as described below:

•

There is a lack of accounting personnel with the requisite knowledge of Generally Accepted Accounting Principles in the US (“GAAP”) and the financial reporting requirements of the Securities and Exchange Commission;

•

There are insufficient written policies and procedures to ensure the correct application of accounting and financial reporting with respect to the current requirements of GAAP and SEC disclosure requirements; and

•	There is a lack of segregation of duties, in that we only had one person performing all accounting-related duties.
•	The Company did not establish a formal written policy for the approval, identification and authorization of related party transactions.

49

Our management reviewed the results of its assessment with our Board of Directors. Notwithstanding the existence of these material weaknesses in our internal control over financial reporting, our management believes that the financial statements included in its reports fairly present in all material respects our company’s financial condition, results of operations and cash flows for the periods presented.

This annual report does not include an attestation report of our company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit our company to provide only management’s report in this annual report.

Inherent limitations on effectiveness of controls

Internal control over financial reporting has inherent limitations which include but is not limited to the use of independent professionals for advice and guidance, interpretation of existing and/or changing rules and principles, segregation of management duties, scale of organization, and personnel factors. Internal control over financial reporting is a process which involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis, however these inherent limitations are known features of the financial reporting process and it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2021 that have materially or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information

None.

50

22,979,458 Shares

Common Stock

LITHIUM CORPORATION

 _______________________________________

PROSPECTUS

_______________________________________

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus. You must not rely on any unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

May 15, 2023

51

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee.

Amount
SEC Registration Fee	$2,306
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	15,000
Transfer Agent and Registrar fees and expenses	3,000
Miscellaneous Expenses	2,000

Total expenses	$47,306

Item 14. Indemnification of Directors and Officers.

Chapter 78 of the NRS provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he is not liable pursuant to NRS Section 78.138 or acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Chapter 78 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he is not liable pursuant to NRS Section 78.138 or acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged, after exhaustion of all appeals, to be liable to the corporation unless and only to the extent that the court or other court of competent jurisdiction in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court or other court of competent jurisdiction shall deem proper.

Our Articles of Incorporation and Bylaws provide that we may indemnify our officers, directors, employees, agents, and any other persons to the maximum extent permitted by the NRS.

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Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding all securities sold by us within the last three years which were not registered under the Securities Act. Also included is the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

On October 10, 2018 we issued 909,091 common shares to a third party investor at $0.11 per share for an aggregate purchase price of $100,000. We issued these securities to an accredited investor without general solicitation pursuant to the exemption from registration provided for under Rule 506 of Regulation D, promulgated under the United States Securities Act of 1933, as amended.

We did not sell any equity securities which were not registered under the Securities Act during the year ended December 31, 2022 that were not otherwise disclosed on our quarterly reports on Form 10-Q or our current reports on Form 8-K filed during the year ended December 31, 2022.

We believe that each of the offers, sales and issuances of securities described in Item 15 were exempt from registration under the Securities Act pursuant to Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

II-2

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. The following exhibits included in the Exhibit Index are incorporated by reference to this registration statement.

(b) Financial Statements. See page F-1 for an index of the financial statements included in the Registration Statement.

Exhibit Index

Exhibit Number	Description
(3)	Articles of Incorporation and Bylaws
3 .1	Articles of Incorporation (Incorporated by reference to our Registration Statement on Form SB-2 filed on December 21, 2007)
3 .2	Bylaws (Incorporated by reference to our Registration Statement on Form SB-2 filed on December 21, 2007)
3 .3	Articles of Merger (Incorporated by reference to our Current Report on Form 8-K filed on October 2, 2009)
3 .4	Certificate of Change (Incorporated by reference to our Current Report on Form 8-K filed on October 2, 2009)

(4)	Instruments Defining the Rights of Security Holders, Including Indentures
4 .1	2009 Stock Option Plan (Incorporated by reference to our Current Report on Form 8-K filed on December 30, 2 009)

(5)
(5.1)*	Opinion of W.L. Macdonald Law Corporation
(10)	Material Contracts
10.1

Lease Purchase Agreement dated June 1, 2009 between Nevada Lithium Corporation, Nevada Mining Co., Inc., Robert Craig, Barbara Craig and Elizabeth Dickman. (Incorporated by reference to our Current Report on Form 8-K filed on October 26, 2009)

10.3	Mining Option Agreement dated April 15, 2013 between our company and Thomas Lewis (incorporated by reference to our Current Report on Form 8-K filed on April 22, 2013)
10.4	Mining Claim Sale Agreement dated June 6, 2013 between our company and Herb Hyder (incorporated by reference to our Current Report on Form 8-K filed on June 12, 2013)
10.5	Trust Agreement dated August 30, 2013 between our company and Tom Lewis (incorporated by reference to our Quarterly Report on Form 10-Q filed on November 7, 2013)
10.6

Operating Agreement dated effective April 23, 2014 between our company, All American Resources, L.L.C. and T Y & Sons Investments Inc. (incorporated by reference to our Current Report on Form 8-K filed on April 29, 2014)

10.7	Asset Purchase Agreement dated August 15, 2014 between our company and Pathion, Inc. (incorporated by reference to our Quarterly Report on Form 10-Q filed on November 7, 2014)
10.8	Exploration Earn-In Agreement dated effective February 10, 2016 between our company and 1032701 B.C. Ltd. (incorporated by reference to our Current Report on Form 8-K filed on March 15, 2016)
10.9

Exploration Earn-In Agreement dated effective February 10, 2016 between our company, 1067323 Nevada Ltd. and 1067323 B.C. Ltd. (incorporated by reference to our Current Report on Form 8-K filed on May 11, 2016)

10.10	Property Acquisition Agreement dated May 13, 2016 between Lithium Royalty Corp (a 100% owned subsidiary of our company) and 1069934 B.C. Ltd.
10.11

Purchase Agreement, by and between Lithium Corporation and Lincoln Park Capital Fund, LLC, dated January 25, 2021. (incorporated by reference to our Current Report on Form 8-K filed on January 28, 2021)

10.12

Registration Rights Agreement, by and between Lithium Corporation and Lincoln Park Capital Fund, LLC, dated January 25, 202. (incorporated by reference to our Current Report on Form 8-K filed on January 28, 2021)

(14)	Code of Ethics
14.1	Code of Business Conduct and Ethics (incorporated by reference to our Annual Report on Form 10-K filed on April 15, 2013)
(21)	Subsidiaries of the Registrant
21.1	Nevada Lithium Corporation, a Nevada corporation
23.1*	Consent of W.L. Macdonald Law Corporation (included in Exhibit 5.1)
23.2*	Consent of Registered Public Accounting Firm
24*	Power of Attorney (located on signature page)
101*	Interactive Data File
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

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Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richland, State of Washington, on the 15th day of May, 2021.

Lithium Corporation

Date May 15, 2023	By:	/s/ Tom Lewis
Tom Lewis
President, Chief Financial Officer, Treasurer, Secretary and Director (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kristin Taylor as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his or her name, place, and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: May 15, 2023	/s/ Tom Lewis
Tom Lewis
President, Chief Financial Officer, Treasurer,
Secretary and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: May 15, 2023	/s/ Brian Goss
/s/ Brian Goss
Brian Goss
Director

Date: May 15, 2023	/s/ James Brown
James Brown
Director

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